UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 10, 2023

THE J. M. SMUCKER COMPANY

(Exact name of registrant as specified in its charter)

Ohio	001-05111	34-0538550
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Strawberry Lane Orrville, Ohio	44667-0280
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (330) 682-3000

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	SJM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

As previously announced on September 11, 2023, The J. M. Smucker Company (the “Smucker”) entered into an Agreement and Plan of Merger, dated as of September 10, 2023, by and among Smucker, Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Smucker (“SSF”), pursuant to which, and upon the terms and subject to the conditions set forth therein, Smucker will commence an exchange offer to purchase all issued and outstanding shares of Class A common stock of Hostess Brands (the “offer”) and, promptly following completion of the offer, and upon the terms and subject to the conditions set forth therein, SSF will merge with and into Hostess Brands, with Hostess Brands surviving as a wholly owned subsidiary of Smucker (the “merger” and, together with the offer, the “transaction”).

Smucker is filing: (i) as Exhibit 99.1 to this Current Report on Form 8-K, Hostess Brands’ audited consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes; (ii) as Exhibit 99.2, Hostess Brands’ unaudited condensed consolidated balance sheets of Hostess Brands, Inc. as of March 31, 2023 and December 31, 2022, the related condensed consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the three months ended March 31, 2023 and March 31, 2022, and the related notes; (iii) as Exhibit 99.3, Hostess Brands’ unaudited condensed consolidated balance sheets of Hostess Brands, Inc. as of June 30, 2023 and December 31, 2022, the related condensed consolidated statements of operations, comprehensive income and stockholders’ equity for the three and six months ended June 30, 2023 and 2022 and the statements of cash flows for the six months ended June 30, 2023 and 2022, and the related notes; (iv) as Exhibit 99.4, the unaudited pro forma condensed combined financial information of Smucker and Hostess Brands, including (a) the unaudited pro forma condensed combined balance sheet, as of July 31, 2023, giving effect to the transaction as if it had occurred on July 31, 2023, and (b) the unaudited pro forma condensed combined statement of income, as of and for the year ended April 30, 2023 and as of and for the three months ended July 31, 2023, both giving effect to the transaction as if it had occurred on May 1, 2022; and (v) as Exhibit 23.1, the consent of KPMG LLP, independent registered public accounting firm of Hostess Brands.

This Current Report on Form 8-K does not modify or update the consolidated financial statements of Smucker included in the Smucker’s Annual Report on Form 10-K for the year ended April 30, 2023, nor does it reflect any subsequent information or events. The information referenced in items (i)–(iii) above was previously disclosed by Hostess Brands in its reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and its Quarterly Reports on Form 10-Q for the fiscal quarters ended on March 31, 2023 and June 30, 2023.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit

23.1	Consent of KPMG LLP, independent registered public accounting firm (with respect to Hostess Brands, Inc.).

99.1	Audited consolidated balance sheets of Hostess Brands, Inc. as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes.

99.2	Unaudited condensed consolidated balance sheets of Hostess Brands, Inc. as of March 31, 2023 and December 31, 2022, the related condensed consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the three months ended March 31, 2023 and March 31, 2022, and the related notes.

99.3	Unaudited condensed consolidated balance sheets of Hostess Brands, Inc. as of June 30, 2023 and December 31, 2022, the related condensed consolidated statements of operations, comprehensive income and stockholders’ equity for the three and six months ended June 30, 2023 and 2022 and the statements of cash flows for the six months ended June 30, 2023 and 2022, and the related notes.

99.4	Unaudited pro forma condensed combined financial information of The J. M. Smucker Company and Hostess Brands, Inc. (a) for the unaudited pro forma condensed combined balance sheet, as of July 31, 2023 and (b) for the unaudited pro forma condensed combined statement of income, as of and for the year ended April 30, 2023 and as of and for the three months ended July 31, 2023.

104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

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Forward Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of Smucker and Hostess Brands, including regarding Smucker’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. Smucker is providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Current Report on Form 8-K, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between Smucker, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Smucker, and Hostess Brands (the “transaction”); uncertainties as to how many of Hostess Brands’ stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the transaction does not close; risks related to Smucker’s ability to realize the anticipated benefits of the transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the transaction on Smucker’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from Smucker’s ongoing business operations; negative effects of this announcement or the consummation of the transaction on the market price of Smucker’s or Hostess Brands’ common stock and/or operating results; transaction costs associated with the transaction; disruptions or inefficiencies in Smucker’s operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either Smucker’s products or its competitors’ products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies Smucker employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under Smucker’s capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in Smucker’s businesses, including product innovation; general competitive activity in the market, including competitors’ pricing practices and

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promotional spending levels; Smucker’s ability to attract and retain key talent; the concentration of certain of Smucker’s businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and Smucker’s ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of Smucker or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; and foreign currency exchange rate and interest rate fluctuations.

A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by Smucker and Hostess Brands respectively with the SEC, including each of Smucker’s and Hostess Brands’ most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents filed by Smucker and its acquisition subsidiary, SSF Holdings, Inc. on October 10, 2023 (the “exchange offer”) and the Schedule 14D-9 filed by Hostess Brands. Smucker does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

Additional Information and Where to Find It

Smucker commenced the exchange offer on October 10, 2023. This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands, Smucker, or its acquisition subsidiary, SSF Holdings, Inc., has filed or will file with the SEC. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to the Offer to Exchange and related exchange offer materials that Smucker has filed with the SEC. At the time the exchange offer was commenced, Smucker and its acquisition subsidiary filed a tender offer statement on Schedule TO, Smucker filed a registration statement on Form S-4 and Hostess Brands filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER.

The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, have been or will be made available to all stockholders of Hostess Brands at no expense to them and are also made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either Smucker or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands are and will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by Smucker are and will be available free of charge on Smucker’s website at https://investors.jmsmucker.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, Smucker and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE J. M. SMUCKER COMPANY

Date: October 10, 2023	By:	/s/ Jeannette L. Knudsen
	Name:	Jeannette L. Knudsen
	Title:	Chief Legal Officer and Secretary

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Exhibit 23.1

KPMG LLP Suite 1100 1000 Walnut Street Kansas City, MO 64106-2162

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-274747) on Form S-3 and (Nos. 333-98335, 333-116622, 333-137629, 333-139167, and 333-170653) on Form S-8 of The J.M. Smucker Company of our report dated February 21, 2023, with respect to the consolidated financial statements of Hostess Brands, Inc. and subsidiaries, which report appears in the Form 8-K of The J.M. Smucker Company dated October 10, 2023.

/s/ KPMG LLP

Kansas City, Missouri

October 10, 2023

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

Exhibit 99.1

KPMG LLP

Suite 1100

1000 Walnut Street

Kansas City, MO 64106-2162

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Hostess Brands, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Hostess Brands, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of customer trade allowances

As discussed in Note 1 to the consolidated financial statements, the Company has recorded a provision for customer trade allowances, consisting primarily of pricing allowances and merchandising programs associated with sales to customers. The liability recorded for the estimated cost of these programs is dependent on factors such as the ultimate purchase volume activity, participation levels of customers, and the related settlement rates for these programs. The Company’s liability for customer trade allowances as of December 31, 2022 was $62.2 million.

We identified the evaluation of certain customer trade allowances as a critical audit matter because of the higher degree of auditor judgment required to evaluate the Company’s estimates. This is due to uncertainty around the amount of settlements, which typically occur in a period subsequent to the related sales transactions, and in particular, the estimate of purchase volumes made by retailers from distributors.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s trade process at disaggregated levels. This included controls related to the Company’s trade spend trending and lookback analyses based on final settlement. We analyzed the liability by trade allowance type to identify unusual trends. We assessed the Company’s historical ability to accurately estimate its customer trade allowances by comparing historical estimates to final settlements. We compared a sample of settlements subsequent to period end to the amount previously recognized by the Company.

/s/ KPMG LLP

We have served as the Company’s auditor since 2013.

Kansas City, Missouri

February 21, 2023

HOSTESS BRANDS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except shares)

	December 31, 2022	December 31, 2021
ASSETS
Current assets:
Cash and cash equivalents	$98,584	$249,159
Short-term investments	17,914	—
Accounts receivable, net	168,783	148,180
Inventories	65,406	52,813
Prepaids and other current assets	16,375	10,564

Total current assets	367,062	460,716
Property and equipment, net	425,313	335,305
Intangible assets, net	1,920,880	1,944,392
Goodwill	706,615	706,615
Other assets, net	72,329	19,283

Total assets	$3,492,199	$3,466,311

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Long-term debt and lease obligations payable within one year	$3,917	$14,170
Tax receivable agreement obligations payable within one year	12,600	11,600
Accounts payable	85,667	68,104
Customer trade allowances	62,194	52,746
Accrued expenses and other current liabilities	59,933	47,009

Total current liabilities	224,311	193,629
Long-term debt and lease obligations	999,089	1,099,975
Tax receivable agreement obligations	123,092	134,265
Deferred tax liability	347,030	317,847
Other long-term liabilities	1,593	1,605

Total liabilities	1,695,115	1,747,321

Commitments and Contingencies (Note 14)
Class A common stock, $0.0001 par value, 200,000,000 shares authorized, 142,650,344 shares issued and 133,117,224 shares outstanding as of December 31, 2022 and 142,031,329 shares issued and 138,278,573 shares outstanding as of December 31, 2021	14	14
Additional paid in capital	1,311,629	1,303,254
Accumulated other comprehensive income (loss)	35,078	(506)
Retained earnings	639,595	475,400
Treasury stock	(189,232)	(59,172)

Stockholders’ equity	1,797,084	1,718,990

Total liabilities and stockholders’ equity	$3,492,199	$3,466,311

See accompanying notes to the consolidated financial statements.

HOSTESS BRANDS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except shares and per share data)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Net revenue	$1,358,207	$1,142,036	$1,016,609
Cost of goods sold	892,528	732,053	660,970

Gross profit	465,679	409,983	355,639

Operating costs and expenses:
Advertising and marketing	62,754	51,683	45,724
Selling	40,542	36,288	46,729
General and administrative	119,453	99,173	92,860
Amortization of customer relationships	23,512	23,510	26,510
Business combination transaction costs	—	—	4,282
Tax receivable agreement remeasurement	(860)	(1,409)	760
Other operating expense	—	—	3,464

Total operating costs and expenses	245,401	209,245	220,329

Operating income	220,278	200,738	135,310
Other (income) expense:
Interest expense, net	40,950	39,762	42,826
Change in fair value of warrant liabilities	—	(566)	(39,941)
Other expense (income)	(31,956)	1,730	3,723

Total other expense	8,994	40,926	6,608

Income before income taxes	211,284	159,812	128,702
Income tax expense	47,089	40,513	20,405

Net income	164,195	119,299	108,297
Less: Net income attributable to the non-controlling interest	—	—	3,621

Net income attributable to Class A stockholders	$164,195	$119,299	$104,676

Earnings per Class A share:
Basic	$1.20	$0.91	$0.84
Diluted	$1.19	$0.86	$0.51
Weighted-average shares outstanding:
Basic	136,768,310	131,571,733	124,927,535
Diluted	137,924,471	138,198,176	127,723,488

See accompanying notes to the consolidated financial statements.

HOSTESS BRANDS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Net income	$164,195	$119,299	$108,297
Other comprehensive income:
Unrealized gain (loss) on interest rate swaps and foreign currency contracts designated as cash flow hedges	51,566	8,973	(16,870)
Reclassification into net income	(3,309)	4,503	3,886
Income tax benefit (expense)	(12,673)	(3,575)	3,421

Comprehensive income	199,779	129,200	98,734
Less: Comprehensive income attributed to non-controlling interest	—	—	2,749

Comprehensive income attributed to Class A stockholders	$199,779	$129,200	$95,985

See accompanying notes to the consolidated financial statements.

HOSTESS BRANDS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Amounts in thousands)

	Class A Voting Common Stock		Class B Voting Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Losses)	Retained Earnings	Treasury Stock		Total Stockholders’ Equity	Non-controlling Interest
	Shares	Amount	Shares	Amount				Shares	Amount
Balance-December 31, 2019	122,107	$12	8,411	$1	$1,123,805	$(756)	$251,425	—	$—	$1,374,487	$94,432
Comprehensive income (loss)	—	—	—	—	—	(8,691)	104,676	—	—	95,985	2,749
Share-based compensation, including income taxes of $2,167	223	—	—	—	10,838	—	—	—	—	10,838	—
Exchanges	8,411	1	(8,411)	(1)	94,719	(960)	—	—	—	93,759	(93,759)
Distributions	—	—	—	—	—	—	—	—	—	—	(3,422)
Exercise of employee stock options and warrants	50	—	—	—	690	—	—	—	—	690	—
Payment of taxes for employee stock awards	—	—	—	—	(1,440)	—	—	—	—	(1,440)	—
Reclassification of public warrants	—	—	—	—	68,503	—	—	—	—	68,503	—
Repurchase of common stock	(444)	—	—	—	—	—	—	444	(6,000)	(6,000)	—
Tax receivable agreement arising from exchanges, net of income taxes of $11,818	—	—	—	—	(16,097)	—	—	—	—	(16,097)	—

Balance-December 31, 2020	130,347	13	—	—	1,281,018	(10,407)	356,101	444	(6,000)	1,620,725	—
Comprehensive income	—	—	—	—	—	9,901	119,299	—	—	129,200	—
Share-based compensation	224	—	—	—	9,585	—	—	—	—	9,585	—
Exercise of employee stock options	313	—	—	—	4,488	—	—	—	—	4,488	—
Exercise of public warrants	881	—	—	—	9,632	—	—	—	—	9,632	—
Cashless exercise of public warrants, net of fees of $500	9,823	1	—	—	—	—	—	—	—	1	—
Payment of taxes for employee stock awards	—	—	—	—	(1,767)	—	—	—	—	(1,767)	—
Reclassification of warrants	—	—	—	—	298	—	—	—	—	298	—
Repurchase of common stock	(3,309)	—	—	—	—	—	—	3,309	(53,172)	(53,172)	—

Balance-December 31, 2021	138,279	14	—	—	1,303,254	(506)	475,400	3,753	(59,172)	1,718,990	—
Comprehensive income	—	—	—	—	—	35,584	164,195	—	—	199,779	—
Share-based compensation	382	—	—	—	10,450	—	—	—	—	10,450	—
Exercise of employee stock options	236	—	—	—	3,970	—	—	—	—	3,970	—
Payment of taxes for employee stock awards	—	—	—	—	(6,045)	—	—	—	—	(6,045)	—
Repurchase of common stock	(5,780)	—	—	—	—	—	—	5,780	(130,060)	(130,060)	—

Balance-December 31, 2022	133,117	$14	—	$—	$1,311,629	$35,078	$639,595	9,533	$(189,232)	$1,797,084	$—

See accompanying notes to the consolidated financial statements.

HOSTESS BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating activities
Net income	$164,195	$119,299	$108,297
Depreciation and amortization	60,086	51,681	54,940
Impairment and loss on sale of assets	—	—	3,329
Debt discount amortization	1,514	1,238	1,289
Tax receivable agreement remeasurement	(860)	(1,409)	760
Change in fair value of warrant liabilities	—	(566)	(39,941)
Unrealized loss (gain) on foreign currency	631	(503)	2,061
Non-cash lease expense	462	1,247	571
Share-based compensation	10,450	9,585	8,671
Realized and unrealized gains on short-term investments	(490)	—	—
Deferred taxes	16,511	18,995	16,806
Change in operating assets and liabilities, net of acquisitions and dispositions:
Accounts receivable	(20,763)	(22,728)	4,434
Inventories	(12,593)	(3,465)	5,824
Prepaids and other current assets	(5,959)	9,876	(5,301)
Accounts payable and accrued expenses	26,072	13,723	1,900
Customer trade allowances	9,546	6,056	(4,397)

Net cash provided by operating activities	248,802	203,029	159,243

Investing activities
Purchases of property and equipment	(119,374)	(60,803)	(51,983)
Acquisition of short-term investments	(80,424)	—	—
Proceeds from maturity of short-term investments	63,000	—	—
Acquisition of business, net of cash	—	—	(316,013)
Acquisition and development of software assets	(11,123)	(4,622)	(6,269)

Net cash used in investing activities	(147,921)	(65,425)	(374,265)

Financing activities
Repayments of long-term debt and financing lease obligations	(108,375)	(11,167)	(11,168)
Proceeds from long-term debt origination, net of fees paid	—	—	136,888
Distributions to non-controlling interest	—	—	(3,422)
Repurchase of warrants	—	—	(2,000)
Repurchase of common stock	(130,060)	(53,172)	(6,000)
Payment of taxes related to the net issuance of employee stock awards	(6,045)	(1,767)	(1,440)
Payments on tax receivable agreement	(9,313)	(9,270)	(10,327)
Cash received from exercise of options and warrants, net of fees	3,970	14,121	690

Net cash provided by (used in) financing activities	(249,823)	(61,255)	103,221

Effect of exchange rate changes on cash and cash equivalents	(1,633)	(224)	(252)

Net increase (decrease) in cash and cash equivalents	(150,575)	76,125	(112,053)

Cash and cash equivalents at beginning of period	249,159	173,034	285,087

Cash and cash equivalents at end of period	$98,584	$249,159	$173,034

Supplemental Disclosures of Cash Flow Information
Interest paid, net of amounts capitalized	$39,419	$38,567	$41,776
Net taxes paid	$28,003	$12,081	$5,825
Supplemental disclosure of non-cash investing
Accrued capital expenditures	$8,638	$2,244	$4,718

See accompanying notes to the consolidated financial statements.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

Hostess Brands, Inc. is a Delaware corporation headquartered in Lenexa, Kansas. The consolidated financial statements include the accounts of Hostess Brands, Inc. and its subsidiaries (collectively, the “Company”). The Company is a leading sweet snacks company focused on developing, manufacturing, marketing, selling and distributing snacks in North America under the Hostess® and Voortman® brands. The Company produces a variety of new and classic treats including iconic Hostess® Donettes®, Twinkies®, CupCakes, Ding Dongs® and Zingers®, as well as a variety of Voortman® cookies and wafers. The Hostess® brand dates back to 1919 when the Hostess® CupCake was introduced to the public, followed by Twinkies® in 1930.

Basis of Presentation

The Company’s operations are primarily conducted through its wholly-owned operating subsidiary, Hostess Brands, LLC (“HBLLC”) and its subsidiary, Voortman Cookies Limited. Hostess Brands, Inc. is a holding company with no significant assets or operations other than cash and cash equivalents of $16.7 million and $56.2 million at December 31, 2022 and 2021, respectively, tax receivable agreement liability, investment in its subsidiaries and current and deferred income tax assets and liabilities related to its earnings from HBLLC. The consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The accompanying consolidated financial statements include the accounts of Hostess Brands, Inc. and its wholly-owned, majority-owned or controlled subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

The operating subsidiaries are wholly-owned by Hostess Holdings, a direct subsidiary of Hostess Brands, Inc. Prior to the final exchange of Class B stock (as described below), Hostess Brands, Inc. held 100% of the general partnership interest in Hostess Holdings and a majority of the limited partnership interests therein and consolidated Hostess Holdings in the Company’s consolidated financial statements. The remaining limited partnership interests in Hostess Holdings were held by the holders of Class B stock.

C. Dean Metropoulos and entities under his control (the “Metropoulos Entities”) held their equity investment in the Company primarily through Class B limited partnership units (“Class B Units”) in Hostess Holdings LP (“Hostess Holdings”) and an equal number of shares of the Company’s Class B common stock (“Class B Stock”). Each Class B Unit, together with a share of Class B Stock held by the Metropoulos Entities, was exchangeable for a share of the Company’s Class A common stock. The interest of the Class B Units was reflected in the consolidated financial statements as a non-controlling interest. During the year ended December 31, 2020, the Metropoulos Entities exchanged all of their remaining Class B Units and Class B Stock for Class A common stock. At December 31, 2022 and 2021, there were no outstanding Class B Units or Class B Stock and there is no non-controlling interest reported on the December 31, 2022 or 2021 consolidated balance sheets.

Subsequent to the Metropoulos Entities’ final exchange of Class B Units, all subsidiaries, including Hostess Holdings, are wholly owned by the Company.

Prior to the final exchange of Class B Units, the Company determined that Hostess Holdings, a limited partnership, was a variable interest entity (“VIE”) and that the Company was the primary beneficiary of the VIE. The Company determined that, due to its ownership of Hostess Holdings’ general partnership units, the Company had the power to direct all of the activities of Hostess Holdings, with no substantive kick-out rights or participating rights by the limited partners individually or as a group. Hostess Holdings constituted the majority of the assets of the Company.

The Company has one reportable segment: Snacking.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries (including those for which the Company was the primary beneficiary of a VIE), collectively referred to as the Company. All intercompany balances and transactions have been eliminated in consolidation.

Adoption of New Accounting Standards

On January 1, 2021, the Company adopted Accounting Standards Update (“ASU”), 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU simplifies the accounting for certain income tax related items, including intraperiod tax allocations, deferred taxes related to foreign subsidiaries and step-up in tax basis of goodwill. The adoption of this standard did not have a material impact on the consolidated financial statements.

On January 1, 2020, the Company adopted ASU No. 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU requires entities to measure the impairment of certain financial instruments, including trade receivables, based on expected losses rather than incurred losses. The adoption of this standard did not have a material impact on the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and for the reported amounts of revenues and expenses during the reporting period. Management utilizes estimates, including, but not limited to, valuation and useful lives of tangible and intangible assets, future cash tax savings rate, incremental borrowing rate and the allocation of the liability between short-term and long-term based on when the Company realizes certain tax attributes and reserves for trade and promotional allowances. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less when purchased as cash equivalents and records these at cost. Under the Company’s cash management system, checks that have been issued and are out of the control of the Company, but which have not cleared the bank by the balance sheet date, are reported as a reduction of cash.

Investments

The Company considers all investments purchased with original maturities of greater than three months, but less than one year as short-term investments and all investments purchased with original maturities of greater than one year as long-term investments.

The Company classifies its investments in debt securities where it has positive intent and ability to hold until maturity as held-to-maturity investments. As of December 31, 2022, the Company’s held-to-maturity investments classified as cash equivalents on the consolidated balance sheet totaled $12.0 million, which consisted of $6.0 million of U.S. treasury securities, $6.0 million of U.S. agency bonds and held-to-maturity investments classified as short-term investments on the consolidated balance sheet of $17.9 million. The short-term investments consisted of $10.0 million of commercial paper and $7.9 million of U.S. agency bonds. As of December 31, 2021, the Company had no held-to-maturity investments. Held-to-maturity investments are recorded at amortized cost, which approximates fair value, and realized gains or losses are reported in interest expense, net on the consolidated statement of operations. For the year ended December 31, 2022, the Company recognized $1.1 million in realized gains and $0.2 million in unrealized gains. The Company’s held-to-maturity investments are classified as Level 2 in the fair value hierarchy because they are valued using inputs other than quoted prices, which are directly or indirectly observable in the market, including prices for similar assets in active markets as well as quoted prices for identical or similar assets in markets that are not active.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable

Accounts receivable represents amounts invoiced to customers for which the Company’s obligation to the customer has been satisfied. As of December 31, 2022 and 2021, the Company’s accounts receivable were $168.8 million and $148.2 million, respectively, which have been reduced by allowances for damages occurring during shipment, quality claims and doubtful accounts in the amount of $5.8 million and $3.0 million, respectively.

The allowance for doubtful accounts represents the Company’s estimate of expected credit losses related to trade receivables. To estimate the allowance for doubtful accounts, the Company leverages information on historical losses, current conditions, and reasonable and supportable forecasts of future conditions. Account balances are written off against the allowance when the Company deems the amount is uncollectible.

Inventories

Inventories are stated at the lower of cost or net realizable value on a first-in first-out basis. Abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) are expensed in the period they are incurred.

The components of inventories are as follows:

(In thousands)	December 31, 2022	December 31, 2021
Ingredients and packaging	$35,410	$22,607
Finished goods	26,133	26,988
Inventory in transit to customers	3,863	3,218

	$65,406	$52,813

Capitalized Interest

The Company capitalizes a portion of the interest on its term loan (see Note 9. Debt ) related to certain property and equipment during its construction period. The capitalized interest is recorded as part of the asset to which it relates and depreciated over the asset’s estimated useful life. The Company capitalized interest of $1.2 million during the year ended December 31, 2022. No interest was capitalized during the year ended December 31, 2021. Capitalized interest is included in property and equipment, net on the consolidated balance sheet.

Property and Equipment

Additions to property and equipment are recorded at cost and depreciated straight-line over estimated useful lives of 15 to 50 years for buildings and land improvements and 3 to 20 years for machinery and equipment. In order to maximize the efficiency of the Company’s operations and to operate the acquired equipment, occasionally the Company will remove and relocate equipment between bakeries. Such removal and relocation costs are expensed as incurred. Reinstallation costs are capitalized if the useful life is extended or the equipment is significantly improved. Otherwise, reinstallation costs are expensed as incurred. Expenditures for repairs and maintenance are charged to expense when incurred. Expenditures for major renewals and betterments, which extend the useful lives of existing property and equipment, are capitalized and depreciated. Upon retirement or disposition of property and equipment, the capitalized cost and related accumulated depreciation are removed from the balance sheet and any resulting gain or loss is recognized in the consolidated statements of operations.

The Company assesses property, plant and equipment for impairment whenever events or changes in facts and circumstances indicate that the carrying amount of the asset may not be recoverable based on projected undiscounted cash flows. For the year ended December 31, 2020, the Company recorded impairment losses of $2.9 million, located within other operating expenses on the consolidated statements of operations. There were no impairment losses for the years ended December 31, 2022 and 2021.

Software Costs

Costs associated with computer software projects during the preliminary project stage are expensed as incurred. Once management authorizes and commits to funding a project, appropriate application development stage costs are capitalized. Capitalization ceases when the project is substantially complete and the software is ready for its intended use. Upgrades and enhancements to software are capitalized when such enhancements are determined to provide

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

additional functionality. Training and maintenance costs associated with software applications are expensed as incurred.

Capitalized software is included in other assets in the consolidated balance sheets in the amount of $21.4 million and $14.7 million, net of accumulated amortization of $22.6 million and $17.5 million at December 31, 2022 and 2021, respectively. Capitalized software costs are amortized over their estimated useful life of up to five years commencing when such assets are ready for their intended use. Software amortization expense included in general and administrative expense in the consolidated statements of operations was $4.4 million, $4.7 million and $5.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Goodwill and Intangible Assets

For the years ended December 31, 2022 and 2021, the goodwill balance of $706.6 million represents the excess of the amount the Company paid for the acquisition of Hostess Holdings from the Metropoulos Entities and other former equity holders in a 2016 transaction and the acquisition of Voortman in 2020 over the fair values of the assets acquired and liabilities assumed. The resulting goodwill was allocated to the Snacking reportable segment.

Goodwill by reporting unit is tested for impairment annually by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. The Company may elect not to perform the qualitative assessment for some or all reporting units and perform a quantitative impairment test.

The Company’s indefinite-lived intangible assets consist of trademarks and trade names. The $1,538.6 million balance at both December 31, 2022 and 2021, was recognized as part of the 2016 acquisition of Hostess Holdings, the 2018 acquisition of the Cloverhill Business and the 2020 acquisition of Voortman. The trademarks and trade names are integral to the Company’s identity and are expected to contribute indefinitely to its corporate cash flows. Fair value for trademarks and trade names was determined using the income approach, which is considered to be Level 3 within the fair value hierarchy. The application of the income approach was premised on a royalty savings method, whereby the trademark and trade names are valued by reference to the amount of royalty income they could generate if they were licensed, in an arm’s-length transaction, to a third party. These assets have been assigned an indefinite life and therefore are not amortized but rather evaluated for impairment annually using the qualitative or quantitative methods, similar to goodwill. For the quantitative assessment, the valuation of trademarks and trade names are determined using the relief from royalty method. Significant assumptions used in this method include future trends in sales, a royalty rate and a discount rate to be applied to the forecasted revenue stream.

For the 2022, 2021 and 2020 annual impairment tests of goodwill and indefinite-lived intangible assets, the Company elected to perform the qualitative test. No indicators of impairment were noted.

Also, the Company has finite-lived intangible assets, net of accumulated amortization, of $382.2 million and $405.8 million on December 31, 2022 and 2021 respectively, consisting of customer relationships that were recognized as part of the Hostess Holdings, Voortman and Cloverhill acquisitions. For customer relationships, the application of the income approach (Level 3) was premised on an excess earnings method, whereby the customer relationships are valued by the earnings expected to be generated from those customers after other capital charges. Finite-lived intangible assets are being amortized on a straight-line basis over the estimated remaining useful lives of the assets, from 2 to 17 years. The weighted-average amortization period as of December 31, 2022 for customer relationships was 16.8 years.

The Company assesses finite-lived intangible assets for impairment whenever events or changes in facts and circumstances indicate that the carrying amount of the asset may not be recoverable based on projected undiscounted cash flows, similar to property, plant and equipment. There were no impairment losses for the years ended December 31, 2022, 2021 and 2020.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reserves for Self-Insurance Benefits

The Company’s employee health plan is self-insured up to a stop-loss amount of $0.3 million for each participant per plan year. In addition, the Company maintains insurance programs covering its exposure to workers’ compensation. Such programs include the retention of certain levels of risks and costs through high deductibles and other risk retention strategies. Included in the accrued expenses in the consolidated balance sheets is a reserve for healthcare claims in the amount of approximately $2.6 million and $1.9 million at December 31, 2022 and 2021, respectively, and a reserve for workers’ compensation claims of $2.9 million and $3.1 million at December 31, 2022 and 2021, respectively.

Leases

The Company recognizes a right of use asset and corresponding lease liability on the consolidated balance sheets for all lease transactions with terms of more than 12 months. Agreements are determined to contain a lease if they convey the use and control of an underlying physical asset. Based on the nature of the lease transaction, leases are either classified as financing or operating. Under both classifications, the right of use asset and liability are initially valued based on the present value of the future minimum lease payments using an effective borrowing rate at the inception of the lease. The Company determined the effective borrowing rate based on its expected incremental borrowing rate on collateralized debt. At December 31, 2022, 2021 and 2020, the weighted average effective borrowing rate for outstanding operating leases was 3.7%, 3.6% and 3.6%, respectively.

Under a financing lease, interest expense related to the lease liability is recognized over the lease term using an effective interest rate method and right of use assets are amortized straight-line over the term of the lease. Under an operating lease, minimum lease payments are expensed straight-line over the lease term. Lease liabilities are amortized using an effective interest rate method and right of use assets are reduced based on the excess of the sum of the straight-line lease expense and the reduction of the lease liability over the actual lease payments. At December 31, 2022, 2021 and 2020, the weighted average remaining terms on operating leases were approximately six, seven and eight years, respectively.

Variable lease payments, such as taxes and insurance, are expensed as incurred. Expenses related to leases with original terms less than 12 months (short-term leases) are expensed as incurred. For all leases related to distribution, bakery and corporate facilities, the Company has elected not to separate non-lease components from lease components.

At December 31, 2022 and 2021, right of use assets related to operating leases are included in property and equipment, net on the consolidated balance sheets (see Note 5. Property and Equipment). Lease liabilities for operating leases are included in the current and non-current portions of long-term debt and lease obligations on the consolidated balance sheets (see Note 9. Debt).

Revenue Recognition

Net revenue consists primarily of sales of packaged food products. The Company recognizes revenue when the performance obligations under the terms of its agreements with customers have been satisfied. The Company’s obligation is satisfied when control of the product is transferred to its customers along with the title, risk of loss and rewards of ownership. Depending on the arrangement with the customer, these criteria are met either at the time the product is shipped or when the product is received by such customer.

Customers are invoiced at the time of shipment or customer pickup based on credit terms established in accordance with industry practice. Invoices generally require payment within 30 days. As a result, revenue is not adjusted for the effects of a significant financing component. Net revenue is recognized in an amount that reflects the consideration the Company expects to be entitled to in exchange for that product. Amounts billed to customers related to shipping and handling are classified as net revenue and accounted for as fulfillment activities, rather than separate performance obligations. The Company generally does not accept product returns and provides these allowances for anticipated expired or damaged products.

Trade promotions, consisting primarily of customer pricing allowances and merchandising funds are offered through various programs to customers. A provision for estimated trade promotions is recorded as a reduction of revenue in the same period when the sale is recognized, with the liability for these allowances included within customer trade

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

allowances on the consolidated balance sheets. Differences between estimated and actual reductions to the transaction price are recognized as a change in estimate in a subsequent period.

The Company also offers rebates based on purchase levels, products carried in retail stores and customers’ promotional activity. The ultimate cost of these programs is dependent on various factors such as actual purchase volumes or promotional performance and is the subject of significant management estimates. Assumptions included in the development of these estimates are primarily based on historical performance adjusted for current trends. The Company regularly reviews these assumptions and related estimates. The Company accounts for these programs as variable consideration and recognizes a reduction in revenue in the same period as the underlying program. Our recorded liability for allowances is included within customer trade allowances on the consolidated balance sheets.

For product produced by third parties, management evaluates whether the Company is the principal (i.e., report revenue on a gross basis) or agent (i.e., report revenue on a net basis). Management has determined that it is the principal in all cases, since it establishes its own pricing for such product, assumes the credit risk for amounts billed to its customers, and often takes physical control of the product before it is shipped to customers.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables disaggregate revenue by geographical market and category:

	Year Ended December 31, 2022
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$1,210,507	$127,420	$1,337,927
Canada	—	20,280	20,280

	$1,210,507	$147,700	$1,358,207

	Year Ended December 31, 2021
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$1,025,541	$98,797	$1,124,338
Canada	—	17,698	17,698

	$1,025,541	$116,495	$1,142,036

	Year Ended December 31, 2020
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$920,388	$77,692	$998,080
Canada	—	18,529	18,529

	$920,388	$96,221	$1,016,609

The Company has one customer that accounted for 10% or more of the Company’s total net revenue. The percentage of total net revenues for this customer was 19.6%, 18.9% and 20.2% for the years ended December 31, 2022, 2021 and 2020, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense included in advertising and marketing in the consolidated statements of operations was $21.3 million, $9.5 million and $6.2 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Equity Compensation

The grant date fair values of stock options are valued using the Black-Scholes option-pricing model, including a simplified method to estimate the number of periods to exercise date (i.e., the expected option term). Management has determined that the equity plan has not been in place for a sufficient amount of time to estimate the post vesting exercise behavior. Therefore, it will continue to use this simplified method until such time as it has sufficient history to provide a reasonable basis to estimate the expected term. Forfeitures are recognized as a reduction of expense as incurred.

For awards that have market conditions, the grant date fair value is determined using a Monte Carlo simulation model with assumptions underlying the Black-Scholes option-pricing methodology. Compensation expense is calculated based on the number of shares expected to vest after assessing the probability that the performance or market criteria will be met. For market-based awards, probability is not reassessed and compensation expense is not remeasured subsequent to the initial assessment on the grant date.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Shares issued for option exercises, restricted stock units and other share-based awards may be either authorized but unissued shares or shares of treasury stock.

Collective Bargaining Agreements

As of December 31, 2022, approximately 44%, of the Company’s employees are covered by collective bargaining agreements. None of these agreements expire before December 31, 2023.

Employee Benefit Plans

The Company provides several benefit plans for employees depending upon employee eligibility. The Company has a health care plan, a defined contribution retirement plan (401(k)), company-sponsored life insurance, employee stock purchase plan and other benefit plans. For the defined contribution retirement plan, the Company matches a percentage of employee contributions up to a specified amount. For the years ended December 31, 2022, 2021 and 2020, contributions to the defined contribution retirement plan were $3.0 million, $2.4 million and $2.0 million, respectively.

The Company offers an annual incentive plan based upon annual operating targets. Final payout is approved by the Board of Directors or a committee thereof. As of December 31, 2022 and 2021 there was $29.0 million and $21.2 million accrued for this plan, respectively.

Income Taxes

The Company is subject to U.S. federal, state and local income taxes as well as Canadian income tax on certain subsidiaries.

Prior to the final exchange of Class B Units, the Company owned a controlling interest in Hostess Holdings, which was treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, Hostess Holdings was not directly subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by Hostess Holdings was passed through to and included in the taxable income or loss of its partners, including the Company.

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the difference is expected to reverse. Additionally, the impact of changes in the enacted tax rates and laws on deferred taxes, if any, is reflected in the financial statements in the period of enactment.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs (see Note 13. Income Taxes).

Derivatives

Prior to November 4, 2021, the Company had outstanding public and private placement warrants which were originated in the 2015 initial public offering of a special purpose acquisition company (“SPAC”), which subsequently acquired Hostess Holdings in 2016 in a transaction that resulted in the Company becoming the parent company of Hostess Holdings. Due to certain provisions in the warrant agreement, the Company concluded that certain warrants do not meet the criteria to be classified in stockholders’ equity. In periods in which the public and private warrants meet the definition of a liability-classified derivative under Accounting Standards Codification (“ASC”) 815, the Company recognized these warrants within current liabilities on the consolidated balance sheets at fair value, with subsequent changes in fair value recognized in the consolidated statements of operations at each reporting date. The warrants expired on November 4, 2021 and are no longer outstanding.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company has entered into interest rate swap contracts to mitigate its exposure to changes in the variable interest rate on its longterm debt. The Company has also entered into Canadian Dollar (CAD) purchase contracts to mitigate its exposure to foreign currency exchange rates on its CAD denominated production costs. Both interest rate swap contracts and CAD purchase contracts are designated as cash flow hedges. Changes in the fair value of these instruments are recognized in accumulated other comprehensive income in the consolidated balance sheets and reclassified into earnings in the period in which the hedged transaction affects earnings. Hedging ineffectiveness, if any, is recognized as a component of interest expense for interest rate swap contracts and costs of goods sold for CAD purchase contracts in the consolidated statements of operations. Payments made under the interest rate swap contracts are included in the supplemental disclosure of interest paid in the consolidated statements of cash flows.

See Note 10. Derivative Instruments for more information on our derivative instruments.

Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the best extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

New Accounting Pronouncements

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides practical expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments in this update apply only to contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued as a result of reference rate reform. In December 2022, the FASB issued ASU No 2022-06, “Reference Rate Reform (Topic 848) - Deferral of the Sunset Date of Topic 848”, which extends the optional transition relief to ease the potential burden in accounting for reference rate reform on financial reporting. The transition relief is provided through December 31, 2024 based on the expectation that the London Interbank Offered Rate (LIBOR) will cease to be published as of June 30, 2023. The Company is evaluating the impact the new standard will have on the consolidated financial statements and related disclosures but does not anticipate a material impact.

2. Business Combinations

Voortman Acquisition

On January 3, 2020, the Company completed the acquisition of all of the shares of the parent company of Voortman, a manufacturer of premium, branded wafers as well as sugar free and specialty cookies for approximately $328.7 million ($427.0 million CAD), reflecting final working capital and other closing statement adjustments.

Net cash outflow related to the purchase price during the year ended December 31, 2020 was $316.0 million. This net cash outflow reflects a non-cash gain on a related foreign currency contract of $6.9 million, cash acquired of $1.6 million. As of December 31, 2022 and 2021, the outstanding liability for certain purchase price adjustments was $4.1 million and $4.3 million, respectively.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2020, the Company incurred $4.3 million of expenses related to this acquisition. These expenses are classified as business combination transaction costs on the consolidated statements of operations.

3. Exit Costs

Subsequent to the Company’s acquisition of Voortman, activities were initiated to transition Voortman’s distribution model to the Company’s direct-to-warehouse distribution model. The Company incurred costs to exit Voortman’s direct-store-delivery model, including severance and contract termination costs related to third-party distributor and leasing relationships. Total costs were $12.9 million through completion of the transition in 2020. During the year ended December 31, 2020, contract termination costs of $8.3 million were recognized in selling expense on the consolidated statement of operations and $4.6 million of severance costs were recognized within general and administrative expenses on the consolidated statement of operations.

4. Share-Based Compensation

The Company provides compensation benefits to employees under the Amended and Restated Hostess Brands, Inc. 2016 Equity Incentive Plan (the “2016 Plan”) and the Hostess Brands, Inc. 2022 Employee Stock Purchase Plan (“ESPP”).

Hostess Brands, Inc. 2016 Equity Incentive Plan

The 2016 Plan provides for the granting of various equity-based incentive awards to members of the Board of Directors of the Company, employees and service providers to the Company. The types of equity-based awards that may be granted under the 2016 Plan include: stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), and other share-based awards. There are 11,150,000 registered shares of Class A common stock reserved for issuance under the 2016 Plan. All awards issued under the 2016 Plan may only be settled in shares of Class A common stock. As of December 31, 2022, 5,180,342 shares remained available for issuance under the 2016 Plan.

Restricted Stock Units (“RSUs”)

The fair value of RSU awards is calculated based on the closing market price of the Company’s Class A common stock on the date of grant. Compensation expense is recognized straight-line over the requisite service period of the awards, ranging from one to three years. The weighted average grant date fair value of RSU awards granted in 2022, 2021, and 2020 was $20.55, $14.78 and $12.99, respectively.

The vesting of certain RSU awards is contingent upon the Company’s Class A common stock achieving a certain total stockholder return (“TSR”) in relation to a group of its peers, measured over a three year period. Depending on the actual performance over the measurement period, an award recipient has the opportunity to receive up to 200% of the granted awards. At December 31, 2022, 2021 and 2020, there were 437,041, 359,388, and 411,549 RSU awards with TSR performance conditions outstanding, respectively.

The fair value of RSUs with a TSR component granted during the years ended December 31, 2022, 2021 and 2020, were estimated on the date of grant using the Monte Carlo simulation model using the following assumptions:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Expected volatility (1)	24.0%	29.0%	30.0%
Expected dividend yield (2)	—%	—%	—%
Performance period (years)	3.0 years	3.0 years	3.0 years
Risk-free rate (3)	1.3%	0.2%	1.5%

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	The expected volatility assumption was calculated based on the actual volatility of Hostess Brands’ daily closing share price over the three year period to the valuation date.
(2)

From its inception through December 31, 2022, the Company has not paid any dividends on its common stock. As of the RSU grant date, it was assumed that no dividends would be paid on common stock over the performance period.

(3)	The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant which corresponds to the performance period.

Upon an employee’s termination, certain RSU awards provide that unvested awards will be forfeited and the shares of common stock underlying such awards will become available for issuance under the 2016 Plan. Other RSU awards provide for accelerated vesting upon an employee’s termination under certain circumstances.

The following table summarizes the activity of the Company’s unvested RSUs:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2021	1,139,527	$14.62
Total Granted	714,118	20.55
Forfeited	(91,573)	16.73
Vested (1)	(508,906)	14.47

Unvested as of December 31, 2022	1,253,166	$17.90

(1)	Includes 256,528 shares withheld to satisfy $5.2 million of employee tax obligations upon vesting.

As of December 31, 2022, there was $13.1 million of total unrecognized compensation cost, related to non-vested RSUs granted under the 2016 Plan; that cost is expected to be recognized over a weighted average remaining period of approximately 1.8 years. The total fair value of shares vested during the years ended December 31, 2022, 2021 and 2020 was $10.6 million, $8.3 million and $3.7 million. As of December 31, 2022 there were no awards outstanding for which it was not probable that the performance conditions would be met.

For the years ended December 31, 2022, 2021 and 2020, $9.6 million, $7.9 million and $6.3 million, respectively, of compensation expense related to the RSUs was recognized within general and administrative expenses on the consolidated statements of operations.

Stock Options

The following table includes the significant inputs used to determine the fair value of options issued under the 2016 plan.

Year Ended December 31, 2020
Expected volatility (1)	26.3%
Expected dividend yield (2)	—%
Expected option term (3)	6.0 years
Risk-free rate (4)	1.6%

(1)	The expected volatility assumption was calculated based on a peer group analysis of stock price volatility with a look back period based on the expected term and ending on the grant date.
(2)

From its inception through December 31, 2022, the Company has not paid any dividends on its common stock. As of the stock option grant date, it was assumed that no dividends would be paid on common stock over the term of the stock options. Option holders have no right to dividends prior to the exercise of the options.

(3)

The Company utilized the simplified method to determine the expected term of the stock options since the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term.

(4)	The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant which corresponds to the expected term of the stock options.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The stock options vest in equal annual installments on varying dates through 2023. The maximum term under the grant agreement is ten years. For the years ended December 31, 2022, 2021 and 2020, there was $0.7 million, $1.7 million and $2.4 million, respectively, of expense related to the stock options recognized within general and administrative costs on the consolidated statements of operations. No options were granted in the years ended December 31, 2022 and 2021. The weighted average grant-date fair value of options granted in the year ended December 31, 2020 was $4.04.

The following table summarizes the activity of the Company’s unvested stock options:

	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of December 31, 2021	1,461,885	6.98	$13.26	$10,467,312
Exercised	(236,422)	—	13.34	2,487,634
Forfeited	(22,596)	—	12.72

Outstanding as of December 31, 2022	1,202,867	6.02	$13.25	11,048,766

Exercisable as of December 31, 2022	1,050,089	5.86	$13.18	9,718,721

2022 Employee Stock Purchase Plan

The ESPP is intended to provide employees with an opportunity to purchase the Company’s common stock through accumulated payroll deductions at the end of a specified purchase period. Each of the Company’s employees (including officers) is eligible to participate in the ESPP, subject to certain limitations set forth in the ESPP. The ESPP operates with six-month offering periods commencing on the first trading day on or after April 1 and October 1 of each year (“Offering Period”), with the first Offering Period commencing on October 1, 2022. Class A common stock may be purchased under the ESPP at the end of each six-month Offering Period unless the participant withdraws or terminates employment earlier. Shares of the Company’s common stock may be purchased under the ESPP at a price not less than 85% of the lesser of the fair market value of our Class A common stock on the first or last trading day of each Offering Period.

There are 3,000,000 registered shares of Class A common stock reserved for issuance under the ESPP. All awards issued under the ESPP may only be settled in shares of Class A common stock. As of December 31, 2022, 3,000,000 shares remained available for issuance under the ESPP.

For the year ended December 31, 2022, $0.1 million of compensation expense related to the ESPP was recognized within general and administrative expenses on the consolidated statements of operations.

All Share-Based Payment Arrangements

Share-based compensation expense totaled approximately $10.5 million, $9.6 million and $8.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Property and Equipment

Property and equipment consists of the following:

(In thousands)	December 31, 2022	December 31, 2021
Land and buildings	$81,405	$70,692
Right of use assets - operating	32,170	32,192
Machinery and equipment	315,149	299,071
Construction in progress	118,679	26,027

	547,403	427,982
Less accumulated depreciation	(122,090)	(92,677)

	$425,313	$335,305

Depreciation expense was $32.2 million, $23.5 million and $23.1 million for the years ended December 31, 2022, 2021, 2020, respectively.

6. Goodwill and Intangible Assets

Goodwill and intangible assets as of December 31, 2022 and 2021 were recognized as part of the Hostess Business Combination and the Voortman and Cloverhill Business acquisitions.

Goodwill was $706.6 million for the years ended December 31, 2022 and 2021, respectively, and is recognized at the Snacking reportable segment. There were no changes to goodwill during the years ended December 31, 2022 and 2021.

Intangible assets consist of the following:

(In thousands)	December 31, 2022	December 31, 2021
Intangible assets with indefinite lives (Trademarks and Trade Names)	$1,538,631	$1,538,631
Intangible assets with definite lives (Customer Relationships)	526,813	526,813
Less accumulated amortization (Customer Relationships)	(144,564)	(121,052)

Intangible assets, net	$1,920,880	$1,944,392

The Company recognized additional trade names and customer relationships intangible assets during the year ended December 31, 2020 related to the acquisition of Voortman. See Note 2. Business Combinations for additional details.

Amortization expense was $23.5 million, $23.5 million and $26.5 million for the years ended December 31, 2022, 2021 and 2020 respectively.

Future expected amortization expense is as follows:

(In thousands)
2023	$23,512
2024	23,512
2025	22,752
2026	22,752
2027	22,752
2028 and thereafter	266,969

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Accrued Expenses

Included in accrued expenses are the following:

(In thousands)	December 31, 2022	December 31, 2021
Incentive compensation	$29,045	$21,172
Accrued interest	7,850	4,828
Payroll, vacation and other compensation	6,195	7,791
Interest rate and foreign currency contracts	423	2,042
Other	16,420	11,176

	$59,933	$47,009

8. Tax Receivable Agreement

Concurrent with the Hostess Business Combination, the Company entered into a tax receivable agreement that generally provides for the payment by the Company to the legacy equity holders of Hostess Holdings of 85% of the net cash savings, if any, in U.S. federal, state and local income taxes that the Company realizes (or is deemed to realize in certain circumstances) in periods after the closing of the business combination (which periods may extend, unless the tax receivable agreement is terminated early in accordance with its terms, for more than 15 years following any exchange of Class B Units of Hostess Holdings for shares of the Company’s Class A common stock or the cash equivalent thereof) as a result of (i) certain increases in tax basis resulting from the 2016 acquisition; (ii) certain tax attributes of Hostess Holdings and its subsidiaries existing prior to the 2016 acquisition and prior to subsequent exchanges of Class B Units; (iii) certain increases in tax basis resulting from exchanges of Class B Units; (iv) imputed interest deemed to be paid by the Company as a result of payments it makes under the tax receivable agreement; and (v) certain increases in tax basis resulting from payments the Company makes under the tax receivable agreement. The Company will retain the benefit of the remaining 15% of these cash savings. Certain payments under the tax receivable agreement will be made to the Metropoulos Entities in accordance with specified percentages, regardless of the source of the applicable tax attribute. The Company recognizes a liability on the consolidated balance sheet based on the undiscounted estimated future payments under the tax receivable agreement. Significant inputs used to estimate the future expected payments include a 26.0% cash tax savings rate.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes activity related to the tax receivable agreement obligations:

(In thousands)
Balance December 31, 2020	$156,544
Remeasurement due to change in estimated state tax rate	(1,409)
Payments	(9,270)

Balance December 31, 2021	$145,865
Remeasurement due to change in estimated state tax rate	(860)
Payments	(9,313)

Balance December 31, 2022	$135,692

As of December 31, 2022 the future expected payments under the tax receivable agreement are as follows:

(In thousands)
2023	$12,600
2024	6,700
2025	8,500
2026	11,200
2027	11,500
Thereafter	85,192

9. Debt

On January 3, 2020, the Company originated a $140.0 million incremental term loan through an amendment to its existing credit agreement. The Company received proceeds of $136.9 million, net of fees incurred of $3.1 million. The proceeds, together with cash on hand, financed the purchase of Voortman (see Note 2. Business Combinations). The terms, conditions and covenants applicable to the incremental term loan are the same as the terms, conditions and covenants applicable to the Fourth Term Loan, defined below. The term loan requires quarterly payments of interest at a rate of the greater of the applicable LIBOR or 0.75% per annum plus a margin of 2.25% per annum and principal payments at a rate of 0.25% of the aggregate principal balance per quarter with the remaining principal amount due upon maturity on August 3, 2025.

A term loan was originated on October 1, 2019 through an amendment to an existing credit agreement held by the Company’s subsidiary, Hostess Brands, LLC (referred to as the “Fourth Term Loan”). It requires quarterly payments of interest at a rate of the greater of the applicable LIBOR or 0.75% per annum (“New LIBOR Floor”) plus a margin of 2.25% per annum and principal at a rate of 0.25% of the aggregate principal balance with the remaining principal amount due upon maturity on August 3, 2025. The Fourth Term Loan is secured by substantially all of Hostess Brands, LLC’s present and future assets.

The Fourth Term Loan refinanced the remaining balance of $976.4 million on the Third New First Lien Term Loan (“Third Term Loan”) through a non-cash refinancing transaction. The Third Term Loan was originated through an amendment to an existing credit agreement held by Hostess Brands, LLC on November 20, 2017 and required quarterly payments of interest at a rate equal to the New LIBOR Floor plus a margin of 2.50% per annum and principal at a rate of 0.25% of the aggregate principal balance. Including the impact of the interest rate swap contracts, at December 31, 2022, the Company’s aggregate term loans had an effective interest rate of 4.65%.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 23, 2022, the Company prepaid, without penalty, $100.0 million of the remaining balance on its term loan.

A summary of the carrying value of the debt and the lease obligations is as follows:

(In thousands)	December 31, 2022	December 31, 2021
Term loan (6.7% as of December 31, 2022)
Principal	$983,221	$1,091,596
Unamortized debt premiums, discounts and issuance costs	(2,563)	(3,679)

	980,658	1,087,917
Lease obligations	22,348	26,228

Total debt and lease obligations	1,003,006	1,114,145
Less: Amounts due within one year	(3,917)	(14,170)

Long-term portion	$999,089	$1,099,975

At December 31, 2022 and 2021, the approximate fair value of the Company’s aggregate term loan balance was $979.1 million and $1,090.2 million, respectively. The fair value is calculated using current interest rates and pricing from financial institutions (Level 2 inputs).

At December 31, 2022, there are no principal payments due under the Fourth Term loan until maturity on August 3, 2025.

Revolving Credit Facility

On October 1, 2019, Hostess Brands, LLC amended its Revolving Credit Agreement (the “Revolver”), providing for borrowings up to $100.0 million, a stated maturity date of August 3, 2024 and secured by liens on substantially all of Hostess Brands, LLC’s present and future assets, as defined in the Revolver. The Revolver is ranked equally with the Fourth Term Loan in regards to secured liens. The Revolver has an annual commitment fee on the unused portion of between 0.375% and 0.50% annually based upon the unused percentage. Interest on borrowings under the Revolver is, at Hostess Brands, LLC’s option, either the applicable LIBOR plus a margin of 2.25% per annum or the base rate plus a margin of 1.25% per annum.

Prior to the amendment, the Revolver originated on August 3, 2015 had interest on borrowings at Hostess Brands, LLC’s option, of either the applicable LIBOR plus a margin of between 3.00% and 3.50% per annum or the base rate plus a margin of 2.00% to 2.50% per annum.

The Company had no outstanding borrowings under the Revolver as of December 31, 2022 or 2021. See Note 14. Commitments and Contingencies for information regarding the letters of credit, which reduce the amount available for borrowing under the Revolver. The Revolver contains certain restrictive financial covenants. As of December 31, 2022, the Company was in compliance with these covenants.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. Derivative Instruments

Warrants

As part of its initial public offering in 2015, the Company issued public and private placement warrants. Each warrant entitled its holder to purchase one-half of one share of Class A common stock at an exercise price of $5.75 per half share, to be exercised only for a whole number of shares of Class A common stock. No warrants were outstanding as of December 31, 2022 or 2021.

In July 2021, the agreement governing the Company’s public and private placement warrants was amended. Subsequent to the amendment, the exercise price for all outstanding warrants was payable through a “cashless exercise” with a premium of $0.25 added to the valuation price of each share for purposes of calculating the number of shares issuable upon exercise of the warrants. Subsequent to this amendment, 51,595,844 warrants were exercised on a cashless basis, resulting in the issuance of 9,822,909 shares of the Company’s Class A common stock. All remaining warrants expired on November 4, 2021.

The warrant agreement contained a tender offer provision that when paired with a two-class equity structure caused all warrants to be precluded from equity classification. Subsequent to the collapse of the two-class structure in November 2020 when all remaining Class B shares were exchanged for Class A shares, the tender offer provision no longer precluded the public warrants from being equity-classified. As a result, the $68.5 million liability related to the public warrants was reclassified to equity in November 2020. There were provisions specific to the private warrants which caused them to continue to be liability classified subsequent to the exchange, through their final expiration in November 2021. The fair value of the warrants is measured on a recurring basis by comparison to available market information. The value of each public warrant up until they were no longer classified as liabilities was based on the public trading price of the warrant (Level 1 fair value measurement). The fair value of each private warrant was evaluated and determined to be substantially the same as that of a public warrant and therefore considered to be a Level 2 fair value measurement. Gains and losses related to the warrants are reflected in the change in fair value of warrant liabilities in the consolidated statements of operations.

Interest Rate Swaps

In 2020, the Company entered into five-year interest rate swap contracts to reduce the effect of interest rate fluctuations on its variable-rate debt. The notional value of these contracts was $500 million. In February 2022, the Company entered into a three-year interest rate swap contract with a notional value of $200 million to further reduce the effect of interest rate fluctuations on its variable-rate term loan. At December 31, 2022, a total notional amount of $700.0 million remained outstanding on the swap contracts which have a maturity date aligned with the maturity of the term loan in August 2025. Under the terms of the contracts, the Company makes quarterly payments based on fixed interest rates ranging from 1.11% to 2.06% and receives quarterly payments based on the greater of LIBOR or 0.75%. The Company has designated these contracts as cash flow hedges. At December 31, 2022, the interest on the Company’s variable rate debt hedged by these contracts is effectively fixed at rates ranging from 3.36% to 4.31%, which includes the term loan margin of 2.25%.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign Currency Contracts

To reduce the effect of fluctuations in CAD denominated expenses relative to their U.S. dollar equivalents originating from its Canadian operations, the Company entered into CAD purchase contracts during the years ended December 31, 2022 and 2021. The contracts that remain outstanding at December 31, 2022 provide for the Company to sell a total of $7.2 million USD for $9.2 million of CAD at varying defined settlement dates throughout 2023. The Company has designated these contracts as cash flow hedges.

A summary of the fair value of foreign currency and interest rate contracts is as follows:

(In thousands)		December 31, 2022	December 31, 2021
Asset derivatives	Location
Interest rate swap contracts (1)	Other non-current assets	$48,539	$1,803

Liability derivatives	Location
Interest rate swap contracts (1)	Accrued expenses	$—	$1,798
Foreign currency contracts (2)	Accrued expenses	423	244

		$423	$2,042

(1)

The fair values of interest rate swap contracts are measured on a recurring basis by netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves (Level 2).

(2)	The fair values of foreign currency contracts are measured on a recurring basis by comparison to available market information on similar contracts (Level 2).

A summary of the gains and losses related to foreign currency and interest rate contracts in the consolidated statements of operations is as follows:

(In thousands)		Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
(Gain) Loss on derivative contracts designated as cash flow hedges	Location
Interest rate swap contracts	Interest expense, net	$(3,557)	$4,563	$3,886
Foreign currency contracts	Cost of goods sold	248	(60)	—

		$(3,309)	$4,503	$3,886

Gain (loss) on other derivative contracts	Location
Foreign currency contracts	Other expense	$—	$—	$(274)

For interest rate swap contracts, unrealized income recognized in accumulated other comprehensive income as of December 31, 2022 of $23.4 million is expected to be reclassified into interest expense on the consolidated statement of operations through December 31, 2023.

For foreign currency contracts, unrealized expense recognized in accumulated other comprehensive income as of December 31, 2022 of $0.5 million is expected to be reclassified into cost of goods sold on the consolidated statement of operations through December 31, 2023.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Equity

The Company’s authorized common stock consists of three classes: 200,000,000 shares of Class A common stock, 50,000,000 shares of Class B Stock, and 1,000,000 shares of preferred stock. As of December 31, 2022, there were 142,650,344 shares of Class A common stock issued, 133,117,224 shares of Class A common stock outstanding and 9,533,120 shares of treasury stock. As of December 31, 2021 there were 142,031,329 shares of Class A common stock issued, 138,278,573 shares of Class A common stock outstanding and 3,752,756 shares of treasury stock. As of December 31, 2022, and 2021 there were no shares of Class B Stock or preferred stock issued or outstanding.

Shares of Class A common stock and Class B Stock have identical voting rights. However, shares of Class B Stock do not participate in earnings or dividends of the Company. During the year ended December 31, 2020, all remaining outstanding Class B Units were exchanged for Class A common stock. Ownership of shares of Class B Stock was restricted to owners of Class B Units in Hostess Holdings. Class B Units in Hostess Holdings could be exchanged (together with the cancellation of an equivalent number of shares of Class B Stock) by the holders thereof for, at the election of the Company, shares of Class A common stock or the cash equivalent of such shares.

During the year ended December 31, 2022, the Company’s Board of Directors approved a share repurchase program of up to $150 million of the Company’s outstanding Class A common stock. As of December 31, 2022, $21.7 million remained available for use under this program.

12. Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to the Company’s Class A stockholders for the period by the weighted average number of Class A common shares outstanding for the period. In computing dilutive earnings per share, basic earnings per share is adjusted for the assumed issuance of all applicable potentially dilutive share-based awards, including: public and private placement warrants, RSUs, stock options and ESPP awards.

Below are basic and diluted earnings per share:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Numerator: (in thousands)
Net income attributable to Class A stockholders - basic	$164,195	$119,299	$104,676
Impact of change in fair value of warrant liabilities	—	(566)	(39,941)

Numerator for diluted earnings per share	$164,195	$118,733	$64,735
Denominator:
Weighted-average Class A shares outstanding - basic	136,768,310	131,571,733	124,927,535
Dilutive effect of warrants	—	5,841,062	2,525,863
Dilutive effect of RSUs	631,800	588,250	270,090
Dilutive effect of stock options and ESPP awards	524,361	197,131	—

Weighted-average shares outstanding - diluted	137,924,471	138,198,176	127,723,488

Earnings per Class A share - basic	$1.20	$0.91	$0.84
Earnings per Class A share - dilutive	$1.19	$0.86	$0.51

For warrants that are liability-classified, during periods when the impact is dilutive, the Company assumes share settlement of the instruments as of the beginning of the reporting period and adjusts the numerator to remove the change in fair value of the warrant liability and adjusts the denominator to include the dilutive shares calculated using the treasury stock method.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Stock options and ESPP shares that were excluded from the computation of diluted weighted average shares, because their effect was anti-dilutive, were 130, 2,010 and 477,923 for the years ended December 31, 2022, 2021 and 2020, respectively.

13. Income Taxes

The income tax expense (benefit) consisted of the following:

(In thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

Current tax expense
Federal	$20,213	$17,430	$2,120
State and local	5,334	4,088	1,479
Foreign	5,031	—	—

Total Current	30,578	21,518	3,599

Deferred tax expense (benefit)
Federal	12,666	13,509	17,204
State and local	3,285	3,077	3,750
Foreign	560	2,409	(4,148)

Total Deferred	16,511	18,995	16,806

Income tax expense, net	$47,089	$40,513	$20,405

Income (loss) before income taxes consists of the following:

(In thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020

Earnings (losses) before income taxes
United States	$156,357	$149,360	$144,075
Foreign	54,927	10,452	(15,373)

Income before income taxes	$211,284	$159,812	$128,702

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2022, 2021, and 2020, the effective income tax rate differs from the federal statutory income tax rate as explained below:

	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
U.S. federal statutory income tax rate	21.0%	21.0%	21.0%
Change in fair value of warrant liabilities	—	(0.1)	(6.5)
State and local income taxes, net of federal benefit	4.2	5.6	2.8
Insurance proceeds	(2.9)	—	—
Income attributable to non-controlling interest	—	—	(0.6)
Foreign rate differential	0.5	0.3	(0.6)
Change in state tax rate	(1.1)	(1.9)	0.6
Tax law change	—	—	(0.8)
Other	0.6	0.5	—

Effective income tax rate	22.3%	25.4%	15.9%

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the accompanying consolidated balance sheets. These temporary differences result in taxable or deductible amounts in future years.

Details of the Company’s deferred tax assets and liabilities are summarized as follows:

(In thousands)	As of December 31, 2022	As of December 31, 2021
Deferred tax assets
Imputed interest	$6,248	$6,478
Tax credits	1,140	3,011
Net operating loss carryforwards	122	—
Accrued liabilities	8,992	7,080
Share-based compensation	2,804	3,588
Other	5,236	5,367

Total deferred tax assets	24,542	25,524

Deferred tax liabilities
Goodwill and intangible assets	(304,121)	(291,024)
Property and equipment	(53,456)	(51,272)
Other	(13,995)	(1,075)

Total deferred tax liabilities	(371,572)	(343,371)

Total deferred tax assets and liabilities	$(347,030)	$(317,847)

The recognition of deferred tax assets is based on management’s belief that it is more likely than not that the tax benefits associated with temporary differences, net operating loss carryforwards and tax credits will be utilized. The Company assesses the recoverability of the deferred tax assets on an ongoing basis. In making this assessment, the Company considers all positive and negative evidence, and all potential sources of taxable income including scheduled reversals of deferred tax liabilities, tax-planning strategies, projected future taxable income and recent financial performance.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2022 and 2021, Hostess had gross state credit carryforwards of $1.4 million and $3.8 million respectively. The carryforwards in 2022 relate entirely to Kansas High Performance Incentive Program credits and will begin to expire in 2032 if not utilized.

At December 31, 2022, Hostess had gross state net operating losses of $1.6 million. Unless utilized, the state net operating losses expire in 2034.

The global intangible low-taxed income (“GILTI”) provisions require the Company to include in its U.S. income tax return foreign subsidiary earnings in excess of an allowable return on the foreign subsidiary’s tangible assets. The Company is electing to account for GILTI tax in the period in which it is incurred.

The Company recognizes in the consolidated financial statements the benefit of a tax position only if the impact is more likely than not of being sustained on audit based on the technical merits of the position. As of both December 31, 2022 and 2021, the Company had $1.6 million of gross unrecognized tax benefits, which would have a net $1.6 million impact on the effective tax rate, if recognized. The following is a reconciliation of the beginning and ending amount of unrecognized tax benefits:

(In thousands)
Balance at December 31, 2020	$1,560
Additions for tax positions established in prior years	45

Balance at December 31, 2021	1,605

Additions for tax positions acquired	80
Reductions for tax positions established in prior years	(92)

Balance at December 31, 2022	$1,593

Interest and penalties related to income tax liabilities, if incurred, are included in income tax expense in the consolidated statements.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, various state and local jurisdictions, and certain subsidiaries in Canada. For federal and state tax purposes, the Company and its subsidiaries are generally subject to examination for three years after the income tax returns are filed. As such, U.S. federal and state income tax returns filed for periods since 2017 remain open for examination by tax authorities. In Canada, tax returns are subject to examination for four years after the notice of assessment is issued. Canadian tax returns filed for periods since 2016 remain open for examination.

As of December 31, 2022, the Company has approximately $45.9 million of undistributed foreign subsidiary earnings that are intended to be permanently reinvested outside of the United States. The Company does not provide deferred taxes on the undistributed earnings and does not expect withholding taxes or other foreign income taxes to apply should these earnings be distributed.

14. Commitments and Contingencies

Accruals and the Potential Effect of Litigation

From time to time, the Company is subject to lawsuits, claims and proceedings arising in the ordinary course of business. These matters may involve personnel and employment issues, personal injury, contracts and other proceedings. Based upon information presently known, the Company does not believe that the ultimate resolution of such matters will have a material effect on the Company’s financial position, although the final resolution of such matters could have a material effect on its results of operations or cash flows in the period of resolution.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the low end of the range is accrued. As additional information becomes available, the potential liabilities related to these matters are reassessed and the estimates revised, if necessary. These accrued liabilities are subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material effect on the Company’s financial condition and results of operations.

In December 2020, the Company asserted claims for indemnification against the sellers under the terms of the Share Purchase Agreement pursuant to which the Company acquired Voortman (the “Agreement”). The claims arose out of alleged breaches by the sellers of certain representations, warranties and covenants contained in the Agreement relating to periods prior to the closing of the acquisition. The Company also submitted claims relating to these alleged breaches under the representation and warranty insurance policy (“RWI”) it purchased in connection with the acquisition. In June 2022, the RWI insurers agreed to pay the Company $42.5 million CAD (the RWI coverage limit) (the “Proceeds”) related to these breaches. During the year ended December 31, 2022, the Company received the Proceeds and recognized a gain of $42.5 million CAD ($33.0 million) in other expense (income) on its consolidated statement of operations. Per agreement with the RWI insurers, under no circumstances will the Company be required to return the Proceeds.

On November 3, 2022, pursuant to the agreement with the RWI insurer, Voortman brought claims in the Ontario (Canada) Superior Court of Justice (the “Claim”), related to the breaches against certain of the sellers from whom Voortman was acquired. The Claim alleges the seller defendants made certain non-disclosures and misrepresentations to induce the Company to overpay for Voortman. The Company is seeking damages of $109 million CAD representing the amount of the aggregate liability of the sellers for indemnification under the Agreement, $5.0 million CAD in punitive or aggravated damages, interest, proceedings fees and any other relief the presiding court deems appropriate. A portion of any recovery will be shared with the RWI insurers. Although the Company strongly believes that its Claim against the sellers is meritorious, no assurance can be given as to whether the Company will recover all, or any part, of the amounts it is pursuing.

Lease Commitments

Operating Leases

As of December 31, 2022 the Company has leases outstanding for certain office spaces, its Burlington, Ontario bakery and its primary distribution center under noncancellable operating lease arrangements. The future minimum lease payments under these agreements as of December 31, 2022 are shown below.

(In thousands)
2023	$4,966
2024	5,101
2025	5,234
2026	2,655
2027	1,639
Thereafter	4,848

Total lease payments	24,443
Reconciling impact from discounting	(2,095)

Total lease liabilities	$22,348

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Financing Leases

The Company entered into bond and lease agreements with Clark County, Arkansas on October 4, 2022. The bond-lease transaction required the Company to exchange its property to the taxing jurisdiction for tax-exempt bonds issued in the name of the Company and not to exceed $160 million. The Company has used $11.5 million through December 31, 2022. As the holder of the bonds, the Company is not required to make lease payments as the Company’s obligation to pay rent is equal to the county’s obligation to pay debt service on the bonds. Also on October 4, 2022, the Company entered into agreements for payments in lieu of taxes (PILOT) with Clark County, Arkansas, whereby the county granted ad valorem tax savings with respect to certain real and personal property in Arkadelphia, Arkansas through 2052. In accordance with the PILOT agreements, the Company will owe 35% of the ad valorem taxes on the Arkadelphia, Arkansas property that would have otherwise been due. The Company has elected to use the right of offset under ASC 210-20 to net the asset and the liability.

The Company entered into a bond-lease agreement with the Development Authority of Columbus, Georgia on December 1, 2013, which was amended in December 2016. The bond-lease transaction required the Company to exchange its property to the taxing jurisdiction for tax-exempt bonds issued in the name of the Company not to exceed $18 million. As the issuer and holder of the bonds, the Company is not required to make lease payments as the Company’s obligation to pay rent is equal to the county’s obligation to pay debt service on the bonds. On December 16, 2013, the Company received an ad valorem tax agreement from the Columbus, Georgia Board of Tax Assessors granting tax abatement for the real and personal property located at the Company’s Columbus, Georgia bakery through 2023. The Company has elected to use the right of offset under ASC 210-20 to net the asset and the liability.

The table below shows the composition of lease expense for the period:

(In thousands)	Year Ended December 31, 2022	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating lease expense	6,372	6,420	5,722
Short-term lease expense	3,032	1,945	2,633
Variable lease expense	1,564	1,450	1,763

	$10,968	$9,815	$10,118

For short-term leases, the Company records rent expense in its consolidated statements of operations on a straight-line basis over the lease term. Variable lease payments, which primarily include taxes, insurance and common area maintenance, are expensed as incurred. Lease expenses are classified as operating activities within the consolidated statements of cash flows. During the year ended December 31, 2020, the Company amended the existing lease for its Burlington, Ontario bakery. The amendment extended the lease term through October 2030 and provided for two five-year extensions, at the Company’s option.

Contractual Commitments

The Company is a party to various long-term arrangements through advance purchase contracts to lock in prices for certain high-volume raw materials and packaging components for normal product production requirements. These advance purchase arrangements are contractual agreements and can only be canceled with a termination penalty that is based upon the current market price of the commodity at the time of cancellation. These agreements qualify for the “normal purchase” exception under accounting standards; and the purchases under these contracts are included as a component of cost of goods sold.

As of December 31, 2022, we had purchase commitments for various ingredients with a remaining term in excess of one year of $5.2 million.

HOSTESS BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Letters of Credit

The Company is a party to Letter of Credit arrangements to provide for the issuance of standby letters of credit in the amount of $5.9 million and $6.0 million for the years ended 2022 and 2021, respectively. The arrangements support the collateral requirements for insurance. The Letters of Credit are 100% secured through our Revolver.

Exhibit 99.2

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, amounts in thousands, except shares and per share data)

	March 31, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$101,666	$98,584
Short-term investments	—	17,914
Accounts receivable, net	189,952	168,783
Inventories	67,498	65,406
Prepaids and other current assets	11,952	16,375

Total current assets	371,068	367,062
Property and equipment, net	442,963	425,313
Intangible assets, net	1,915,002	1,920,880
Goodwill	706,615	706,615
Other assets, net	63,382	72,329

Total assets	$3,499,030	$3,492,199

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Long-term debt and lease obligations payable within one year	$4,176	$3,917
Tax receivable agreement payments payable within one year	11,200	12,600
Accounts payable	91,771	85,667
Customer trade allowances	66,058	62,194
Accrued expenses and other current liabilities	33,679	59,933

Total current liabilities	206,884	224,311
Long-term debt and lease obligations	998,226	999,089
Tax receivable agreement obligations	123,134	123,092
Deferred tax liability	353,376	347,030
Other long-term liabilities	1,623	1,593

Total liabilities	1,683,243	1,695,115

Commitments and Contingencies (Note 9)
Class A common stock, $0.0001 par value, 200,000,000 shares authorized, 143,099,217 shares issued and 133,005,487 shares outstanding as of March 31, 2023 and 142,650,344 shares issued and 133,117,224 shares outstanding as of December 31, 2022	14	14
Additional paid in capital	1,311,291	1,311,629
Accumulated other comprehensive income	29,499	35,078
Retained earnings	677,884	639,595
Treasury stock	(202,901)	(189,232)

Stockholders’ equity	1,815,787	1,797,084

Total liabilities and stockholders’ equity	$3,499,030	$3,492,199

See accompanying notes to the unaudited condensed consolidated financial statements.

1

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, amounts in thousands, except shares and per share data)

	Three Months Ended
	March 31, 2023	March 31, 2022
Net revenue	$345,403	$332,051
Cost of goods sold	224,686	216,427

Gross profit	120,717	115,624

Operating costs and expenses:
Advertising and marketing	13,899	11,950
Selling	10,649	9,777
General and administrative	28,198	29,672
Amortization of customer relationships	5,878	5,878

Total operating costs and expenses	58,624	57,277

Operating income	62,093	58,347
Other expense
Interest expense, net	10,185	9,666
Other expense	181	436

Total other expense	10,366	10,102

Income before income taxes	51,727	48,245
Income tax expense	13,438	13,687

Net income	$38,289	$34,558

Earnings per Class A share:
Basic	$0.29	$0.25
Diluted	$0.28	$0.25
Weighted-average shares outstanding:
Basic	133,551,603	138,602,451
Diluted	134,553,122	139,565,136

See accompanying notes to the unaudited condensed consolidated financial statements.

2

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, amounts in thousands)

	Three Months Ended
	March 31, 2023	March 31, 2022
Net income	$38,289	$34,558
Other comprehensive income:
Unrealized gain (loss) on interest rate swap and foreign currency contracts designated as a cash flow hedge	(3,013)	23,656
Reclassification into net income	(4,532)	1,062
Income tax benefit (expense)	1,966	(6,492)

Comprehensive income	$32,710	$52,784

See accompanying notes to the unaudited condensed consolidated financial statements.

3

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited, amounts in thousands)

	Class A Voting Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount				Shares	Amount
Balance–December 31, 2022	133,117	$14	$1,311,629	$35,078	$639,595	9,533	$(189,232)	$1,797,084
Comprehensive income	—	—	—	(5,579)	38,289	—	—	32,710
Share-based compensation	324	—	3,011	—	—	—	—	3,011
Exercise of employee stock options	125	—	2,112	—	—	—	—	2,112
Payment of taxes for employee stock awards	—	—	(5,461)	—	—	—	—	(5,461)
Repurchase of common stock	(561)	—	—	—	—	561	(13,669)	(13,669)

Balance–March 31, 2023	133,005	$14	$1,311,291	$29,499	$677,884	10,094	$(202,901)	$1,815,787

	Class A Voting Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock		Total Stockholders’ Equity
	Shares	Amount				Shares	Amount
Balance–December 31, 2021	138,279	$14	$1,303,254	$(506)	$475,400	3,753	$(59,172)	$1,718,990
Comprehensive income	—	—	—	18,226	34,558	—	—	52,784
Share-based compensation	350	—	2,339	—	—	—	—	2,339
Exercise of employee stock options	105	—	1,662	—	—	—	—	1,662
Payment of taxes for employee stock awards	—	—	(5,216)	—	—	—	—	(5,216)
Repurchase of common stock	(459)	—	—	—	—	459	(9,680)	(9,680)

Balance–March 31, 2022	138,275	$14	$1,302,039	$17,720	$509,958	4,212	$(68,852)	$1,760,879

See accompanying notes to the unaudited condensed consolidated financial statements.

4

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, amounts in thousands)

	Three Months Ended
	March 31, 2023	March 31, 2022
Operating activities
Net income	$38,289	$34,558
Depreciation and amortization	15,327	13,297
Debt discount amortization	264	308
Unrealized foreign exchange losses	52	317
Non-cash lease expense	73	125
Share-based compensation	3,011	2,339
Realized and unrealized gains on short-term investments	(86)	—
Deferred taxes	8,312	7,322
Change in operating assets and liabilities:
Accounts receivable	(21,167)	(44,848)
Inventories	(2,092)	(7,054)
Prepaids and other current assets	5,092	3,735
Accounts payable and accrued expenses	(23,016)	10,866
Customer trade allowances	3,869	10,561

Net cash provided by operating activities	27,928	31,526

Investing activities
Purchases of property and equipment	(23,463)	(23,034)
Proceeds from maturity of short-term investments	18,000	—
Acquisition and development of software assets	(964)	(1,825)

Net cash used in investing activities	(6,427)	(24,859)

Financing activities
Repayments of long-term debt and lease obligations	—	(2,792)
Repurchase of common stock	(13,669)	(9,680)
Tax payments related to issuance of shares to employees	(5,461)	(5,216)
Cash received from exercise of options and warrants	2,112	1,662
Payments on tax receivable agreement	(1,358)	(1,443)

Net cash used in financing activities	(18,376)	(17,469)

Effect of exchange rate changes on cash and cash equivalents	(43)	74

Net increase (decrease) in cash and cash equivalents	3,082	(10,728)

Cash and cash equivalents at beginning of period	98,584	249,159

Cash and cash equivalents at end of period	$101,666	$238,431

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest, net of amounts capitalized	$10,096	$9,678
Net taxes paid (refunded)	$6,416	$(514)
Supplemental disclosure of non-cash investing:
Accrued capital expenditures	$11,778	$5,433

See accompanying notes to the unaudited condensed consolidated financial statements.

5

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

Hostess Brands, Inc. is a Delaware corporation headquartered in Lenexa, Kansas. The condensed consolidated financial statements include the accounts of Hostess Brands, Inc. and its subsidiaries (collectively, the “Company”). The Company is a leading sweet snacks company focused on developing, manufacturing, marketing, selling and distributing snacks in North America primarily under the Hostess® and Voortman® brands. The Company produces a variety of new and classic treats including iconic Hostess® Donettes®, Twinkies®, CupCakes, Ding Dongs® and Zingers®, as well as a variety of Voortman® branded cookies and wafers. The Hostess® brand dates back to 1919 when the Hostess® CupCake was introduced to the public, followed by Twinkies® in 1930.

Basis of Presentation

The Company’s operations are conducted through wholly-owned operating subsidiaries. The condensed consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The results of operations for any quarter or a partial fiscal year period are not necessarily indicative of the results to be expected for other periods or the full fiscal year. For the periods presented, the Company has one reportable segment.

Adoption of New Accounting Standards

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides practical expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The expedients and exceptions provided by the amendments in this update apply only to contracts, hedging relationships, and other transactions that reference the London Inter-Bank Offered Rate (“LIBOR”) or another reference rate expected to be discontinued as a result of reference rate reform. In December 2022, the FASB issued ASU No 2022-06, “Reference Rate Reform (Topic 848)—Deferral of the Sunset Date of Topic 848”, which extends the optional transition relief to ease the potential burden in accounting for reference rate reform on financial reporting. The transition relief is provided through December 31, 2024 based on the expectation that the London Interbank Offered Rate (LIBOR) will cease to be published as of June 30, 2023. The Company is evaluating the impact the new standard will have on the consolidated financial statements and related disclosures but does not anticipate a material impact.

Principles of Consolidation

All intercompany balances and transactions related to activity between the Company and its wholly-owned subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and for the reported amounts of revenues and expenses during the reporting period.

Accounts Receivable

Accounts receivable represents amounts invoiced to customers for performance obligations which have been satisfied. As of March 31, 2023 and December 31, 2022, the Company’s accounts receivable were $190.0 million and $168.8 million, respectively, which have been reduced by an allowance for damages occurring during shipment, quality claims and doubtful accounts in the amount of $5.8 million for both periods ended March 31, 2023 and December 31, 2022.

Inventories

Inventories are stated at the lower of cost or net-realizable value on a first-in first-out basis. Abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) are expensed in the period they are incurred.

6

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The components of inventories are as follows:

(In thousands)	March 31, 2023	December 31, 2022
Ingredients and packaging	$33,459	$35,410
Finished goods	31,253	26,133
Inventory in transit to customers	2,786	3,863

	$67,498	$65,406

Capitalized Interest

The Company capitalizes a portion of the interest on its term loan (see Note 4. Debt and Lease Obligations) related to certain property and equipment during its construction period. The capitalized interest is recorded as part of the asset to which it relates and depreciated over the asset’s estimated useful life. The Company capitalized interest of $1.7 million during the three months ended March 31, 2023. No interest was capitalized during the three months ended March 31, 2022. Capitalized interest is included in property and equipment, net on the condensed consolidated balance sheets.

Software Costs

Capitalized software is included in other assets on the condensed consolidated balance sheets in the amount of $21.0 million and $21.4 million, net of accumulated amortization of $24.0 million and $22.6 million as of March 31, 2023 and December 31, 2022, respectively. Capitalized software costs are amortized over their estimated useful life of up to five years commencing when such assets are ready for their intended use. Software amortization expense included in general and administrative expense on the condensed consolidated statements of operations was $1.4 million for the three months ended March 31, 2023, compared to $1.0 million for the three months ended March 31, 2022, respectively.

Disaggregation of Revenue

Net revenue consists of sales of packaged food products primarily within the Sweet Baked Goods (“SBG”) category in the United States, as well as in the Cookie category in the United States and Canada.

The following tables disaggregate revenue by geographical market and category.

	Three Months Ended March 31, 2023
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$308,430	$32,714	$341,144
Canada	—	4,259	4,259

	$308,430	$36,973	$345,403

	Three Months Ended March 31, 2022
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$296,372	$30,916	$327,288
Canada	—	4,763	4,763

	$296,372	$35,679	$332,051

Concentrations

The Company had one customer (together with its affiliates) that accounted for 18.3% and 20.7% of total net revenue for the three months ended March 31, 2023 and 2022, respectively.

7

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

2. Property and Equipment

Property and equipment consists of the following:

(In thousands)	March 31, 2023	December 31, 2022
Land and buildings	$81,631	$81,405
Right of use assets, operating	32,170	32,170
Machinery and equipment	328,110	315,149
Construction in progress	130,607	118,679

	572,518	547,403
Less accumulated depreciation and amortization	(129,555)	(122,090)

	$442,963	$425,313

Depreciation expense was $8.0 million and $6.4 million for the three months ended March 31, 2023 and 2022, respectively.

3. Accrued Expenses and Other Current Liabilities

Included in accrued expenses and other current liabilities are the following:

(In thousands)	March 31, 2023	December 31, 2022
Payroll, vacation and other compensation	$8,812	$6,195
Accrued interest	7,820	7,850
Incentive compensation	5,232	29,045
Other	11,815	16,843

	$33,679	$59,933

8

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

4. Debt and Lease Obligations

A summary of the carrying value of the debt and lease obligations are as follows:

(In thousands)	March 31, 2023	December 31, 2022
Term loan (7.1% as of March 31, 2023)
Principal	$983,221	$983,221
Unamortized debt premium and issuance costs	(2,323)	(2,563)

	980,898	980,658
Lease obligations	21,504	22,348

Total debt and lease obligations	1,002,402	1,003,006
Less: Current portion of long term debt and lease obligations	(4,176)	(3,917)

Long-term portion	$998,226	$999,089

At March 31, 2023, there are no principal payments due under the Company’s aggregate term loans until maturity on August 3, 2025.

Including the impact of the interest rate swap contracts, at March 31, 2023, the Company’s aggregate term loans had an effective interest rate of 4.8%.

Leases

The Company has entered into operating leases for certain properties that expire at various times through 2030. The Company determines if an arrangement is a lease at inception.

At March 31, 2023 and December 31, 2022, right of use assets related to operating leases are included in property and equipment, net on the condensed consolidated balance sheets (see Note 2. Property and Equipment). As of March 31, 2023 and December 31, 2022, the Company had no outstanding financing leases. Lease liabilities for operating leases are included in the current and non-current portions of long-term debt and lease obligations on the condensed consolidated balance sheets.

The table below shows the composition of lease expense:

	Three Months Ended
(In thousands)	March 31, 2023	March 31, 2022
Operating lease expense	$1,663	$1,603
Short-term lease expense	505	373
Variable lease expense	402	382

	$2,570	$2,358

5. Derivative Instruments

Interest Rate Swap and Foreign Currency Contracts

The Company entered into interest rate swap contracts with counterparties to make a series of payments based on fixed rates ranging from 1.11% to 2.06% and receive a series of payments based on the greater of LIBOR or 0.75%. Both the fixed and floating payment streams are based on the March 31, 2023 notional amount of $700 million, outstanding through the maturity date of the term loan in August 2025. The Company entered into these transactions to reduce its exposure to changes in cash flows associated with its variable rate debt and has designated these derivatives as cash flow hedges. At March 31, 2023, the interest on the Company’s variable rate debt hedged by these contracts is effectively fixed at rates ranging from 3.36% to 4.31%, which includes the term loan margin of 2.25%.

9

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To reduce the effect of fluctuations in Canadian dollar (“CAD”) denominated expenses relative to their U.S. dollar equivalents originating from its Canadian operations, the Company entered into CAD purchase contracts. The contracts provide for the Company to sell a total of $3.2 million USD for $4.1 million CAD at varying defined settlement dates through June 2023. The Company has designated these contracts as cash flow hedges.

A summary of the fair value of interest rate and foreign currency instruments is as follows:

(In thousands)		March 31, 2023	December 31, 2022
Asset derivatives	Location
Interest rate swap contracts (1)	Other non-current assets	$40,087	$48,539

Liability derivatives	Location
Foreign currency contracts (2)	Accrued expenses	$183	$423

(1)

The fair values of interest rate swap contracts are measured on a recurring basis by netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves (Level 2).

(2)	The fair values of foreign currency contracts are measured at each reporting period by comparison to available market information on similar contracts (Level 2).

A summary of the gains and losses related to interest rate and foreign currency instruments on the condensed consolidated statements of operations is as follows:

		Three Months Ended
(In thousands)		March 31, 2023	March 31, 2022
(Gain ) Loss on derivative contracts designated as cash flow hedges	Location
Interest rate swap contracts	Interest expense, net	$(4,672)	$1,062
Foreign currency contracts	Cost of goods sold	140	—

		$(4,532)	$1,062

6. Earnings per Share

Basic earnings per share is calculated by dividing net income for the period by the weighted average number of shares of Class A common stock outstanding for the period excluding non-vested share-based awards. In computing diluted earnings per share, basic earnings per share is adjusted for the assumed issuance of all applicable potentially dilutive share-based awards, including restricted stock units (“RSUs”), stock options and Employee Stock Purchase Plan (“ESPP”) awards.

10

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Below are basic and diluted net income per share:

	Three Months Ended
	March 31, 2023	March 31, 2022
Numerator:
Net income (in thousands)	$38,289	$34,558

Denominator:
Weighted-average Class A shares outstanding—basic	133,551,603	138,602,451
Dilutive effect of RSUs	499,273	484,295
Dilutive effect of stock options and ESPP awards	502,246	478,390

Weighted-average shares outstanding—diluted	134,553,122	139,565,136

Net income per Class A share—basic	$0.29	$0.25

Net income per Class A share—diluted	$0.28	$0.25

7. Income Taxes

The Company is subject to U.S. federal, state and local income taxes as well as Canadian income tax on its controlled foreign subsidiary. The income tax provision is determined based on the estimated full year effective tax rate, adjusted for infrequent or unusual items, which are recognized on a discrete basis in the period they occur. The Company’s estimated annual effective tax rate is 27% prior to taking into account any discrete items.

8. Tax Receivable Agreement Obligations

The following table summarizes activity related to the tax receivable agreement for the three months ended March 31, 2023:

(In thousands)
Balance December 31, 2022	$135,692
Payments	(1,358)

Balance March 31, 2023	$134,334

11

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Commitments and Contingencies

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As additional information becomes available, potential liabilities are reassessed and the estimates revised, if necessary. Any accrued liabilities are subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material effect on the Company’s financial condition and results of operations.

In December 2020, the Company asserted claims for indemnification against the sellers under the terms of the Share Purchase Agreement pursuant to which the Company acquired Voortman (the “Agreement”) for damages arising out of alleged breaches by the sellers of certain representations, warranties and covenants contained in such agreement relating to periods prior to the closing of the acquisition. The Company also submitted claims relating to these alleged breaches under the representation and warranty insurance policy (“RWI”) it purchased in connection with the acquisition. In the third quarter of 2022, the RWI insurers paid the Company $42.5 million CAD (the RWI coverage limit) (the “Proceeds”) related to these breaches. Per agreement with the RWI insurers, under no circumstances will the Company be required to return the Proceeds.

On November 3, 2022, pursuant to the agreement with the RWI insurer, Voortman brought claims in the Ontario (Canada) Superior Court of Justice (the “Claim”), related to the breaches against certain of the sellers from whom Voortman was acquired. The Claim alleges the seller defendants made certain non-disclosures and misrepresentations to induce the Company to overpay for Voortman. The Company is seeking damages of $109 million CAD representing the amount of the aggregate liability of the sellers for indemnification under the Agreement, $5.0 million CAD in punitive or aggravated damages, interest, proceedings fees and any other relief the presiding court deems appropriate. A portion of any recovery will be shared with the RWI insurers. Although the Company strongly believes that its Claim against the sellers is meritorious, no assurance can be given as to whether the Company will recover all, or any part, of the amounts it is pursuing.

12

Exhibit 99.3

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited, amounts in thousands, except shares and per share data)

	June 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash and cash equivalents	$99,368	$98,584
Short-term investments	—	17,914
Accounts receivable, net	181,729	168,783
Inventories	67,240	65,406
Prepaids and other current assets	18,083	16,375

Total current assets	366,420	367,062
Property and equipment, net	464,565	425,313
Intangible assets, net	1,909,124	1,920,880
Goodwill	706,615	706,615
Other assets, net	70,688	72,329

Total assets	$3,517,412	$3,492,199

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Long-term debt and lease obligations payable within one year	$12,543	$3,917
Tax receivable agreement payments payable within one year	7,400	12,600
Accounts payable	87,502	85,667
Customer trade allowances	67,952	62,194
Accrued expenses and other current liabilities	27,837	59,933

Total current liabilities	203,234	224,311
Long-term debt and lease obligations	982,046	999,089
Tax receivable agreement obligations	117,157	123,092
Deferred tax liability	361,928	347,030
Other long-term liabilities	1,302	1,593

Total liabilities	1,665,667	1,695,115

Commitments and Contingencies (Note 9)
Class A common stock, $0.0001 par value, 200,000,000 shares authorized, 143,184,870 shares issued and 132,859,461 shares outstanding as of June 30, 2023 and 142,650,344 shares issued and 133,117,224 shares outstanding as of December 31, 2022	14	14
Additional paid in capital	1,315,418	1,311,629
Accumulated other comprehensive income	34,602	35,078
Retained earnings	710,370	639,595
Treasury stock	(208,659)	(189,232)

Stockholders’ equity	1,851,745	1,797,084

Total liabilities and stockholders’ equity	$3,517,412	$3,492,199

See accompanying notes to the unaudited condensed consolidated financial statements.

1

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited, amounts in thousands, except shares and per share data)

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net revenue	$352,360	$340,472	$697,763	$672,523
Cost of goods sold	226,366	227,772	451,052	444,199

Gross profit	125,994	112,700	246,711	228,324

Operating costs and expenses:
Advertising and marketing	20,176	15,587	34,075	27,537
Selling	10,025	10,137	20,674	19,914
General and administrative	28,196	30,127	56,394	59,799
Amortization of customer relationships	5,878	5,878	11,756	11,756

Total operating costs and expenses	64,275	61,729	122,899	119,006

Operating income	61,719	50,971	123,812	109,318
Other (income) expense
Interest expense, net	10,283	9,741	20,468	19,407
Loss on modification and extinguishment of debt	7,472	—	7,472	—
Other (income) expense	68	(507)	249	(71)

Total other (income) expense	17,823	9,234	28,189	19,336

Income before income taxes	43,896	41,737	95,623	89,982
Income tax expense	11,410	11,261	24,848	24,948

Net income	$32,486	$30,476	$70,775	$65,034

Earnings per Class A share:
Basic	$0.24	$0.22	$0.53	$0.47
Diluted	$0.24	$0.22	$0.53	$0.47
Weighted-average shares outstanding:
Basic	133,076,763	137,909,156	133,298,117	138,255,803
Diluted	134,211,771	138,958,242	134,371,034	139,263,303

See accompanying notes to the unaudited condensed consolidated financial statements.

2

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited, amounts in thousands)

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Net income	$32,486	$30,476	$70,775	$65,034
Other comprehensive income:
Unrealized gain on interest rate swap and foreign currency contracts designated as a cash flow hedge	12,308	6,327	9,295	29,983
Reclassification into net income	(5,407)	823	(9,939)	1,885
Income tax benefit (expense)	(1,798)	(1,877)	168	(8,369)

Comprehensive income	$37,589	$35,749	$70,299	$88,533

See accompanying notes to the unaudited condensed consolidated financial statements.

3

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited, amounts in thousands)

				Accumulated
			Additional	Other				Total
	Class A Voting		Paid-in	Comprehensive	Retained			Stockholders’
	Common Stock		Capital	Income (Loss)	Earnings	Treasury Stock		Equity
	Shares	Amount				Shares	Amount
Balance-December 31, 2022	133,117	$14	$1,311,629	$35,078	$639,595	9,533	$(189,232)	$1,797,084
Comprehensive income	—	—	—	(5,579)	38,289	—	—	32,710
Share-based compensation	324	—	3,011	—	—	—	—	3,011
Exercise of employee stock options	125	—	2,112	—	—	—	—	2,112
Payment of taxes for employee stock awards	—	—	(5,461)	—	—	—	—	(5,461)
Repurchase of common stock	(561)	—	—	—	—	561	(13,669)	(13,669)

Balance-March 31, 2023	133,005	$14	$1,311,291	$29,499	$677,884	10,094	$(202,901)	$1,815,787

Comprehensive income	—	—	—	5,103	32,486	—	—	37,589
Share-based compensation	19	—	3,527	—	—	—	—	3,527
Exercise of employee stock options and ESPP awards	67	—	1,053	—	—	—	—	1,053
Payment of taxes for employee stock awards	—	—	(453)	—	—	—	—	(453)
Repurchase of common stock, including excise tax	(232)	—	—	—	—	232	(5,758)	(5,758)

Balance-June 30, 2023	132,859	$14	$1,315,418	$34,602	$710,370	10,326	$(208,659)	$1,851,745

				Accumulated
			Additional	Other				Total
	Class A Voting		Paid-in	Comprehensive	Retained			Stockholders’
	Common Stock		Capital	Income (Loss)	Earnings	Treasury Stock		Equity
	Shares	Amount				Shares	Amount
Balance-December 31, 2021	138,279	$14	$1,303,254	$(506)	$475,400	3,753	$(59,172)	$1,718,990
Comprehensive income	—	—	—	18,226	34,558	—	—	52,784
Share-based compensation	350	—	2,339	—	—	—	—	2,339
Exercise of employee stock options	105	—	1,662	—	—	—	—	1,662
Payment of taxes for employee stock awards	—	—	(5,216)	—	—	—	—	(5,216)
Repurchase of common stock	(459)	—	—	—	—	459	(9,680)	(9,680)

Balance-March 31, 2022	138,275	$14	$1,302,039	$17,720	$509,958	4,212	$(68,852)	$1,760,879

Comprehensive income (loss)	—	—	—	5,273	30,476	—	—	35,749
Share-based compensation	23	—	2,648	—	—	—	—	2,648
Exercise of employee stock options	37	—	579	—	—	—	—	579
Payment of taxes for employee stock awards	—	—	(296)	—	—	—	—	(296)
Repurchase of common stock	(1,848)	—	—	—	—	1,848	(38,826)	(38,826)

Balance-June 30, 2022	136,487	$14	$1,304,970	$22,993	$540,434	6,060	$(107,678)	$1,760,733

See accompanying notes to the unaudited condensed consolidated financial statements.

4

HOSTESS BRANDS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited, amounts in thousands)

	Six Months Ended
	June 30, 2023	June 30, 2022
Operating activities
Net income	$70,775	$65,034
Depreciation and amortization	30,054	27,951
Debt discount amortization	530	615
Unrealized foreign exchange gains	(153)	(217)
Loss on debt extinguishment	721	—
Non-cash lease expense	129	247
Share-based compensation	6,538	4,987
Realized and unrealized gains on short-term investments	(86)	—
Deferred taxes	15,066	10,374
Change in operating assets and liabilities:
Accounts receivable	(12,863)	(30,600)
Inventories	(1,834)	(7,996)
Prepaids and other current assets	5,243	(131)
Accounts payable and accrued expenses	(31,489)	8,967
Customer trade allowances	5,717	7,934

Net cash provided by operating activities	88,348	87,165
Investing activities
Purchases of property and equipment	(55,161)	(36,302)
Acquisition of short-term investments	—	(20,918)
Proceeds from maturity of short-term investments	18,000	—
Acquisition and development of software assets	(3,005)	(5,607)

Net cash used in investing activities	(40,166)	(62,827)

Financing activities
Repayments of long-term debt and lease obligations	—	(5,584)
Debt fees paid	(10,306)	—
Proceeds from origination of long-term debt	336,663	—
Payments related to settlement of long-term debt	(334,883)	—
Collateral payments	(5,980)	—
Repurchase of common stock	(19,427)	(48,506)
Tax payments related to issuance of shares to employees	(5,914)	(5,512)
Cash received from exercise of options and warrants	3,165	2,241
Payments on tax receivable agreement	(11,135)	(9,313)

Net cash used in financing activities	(47,817)	(66,674)

Effect of exchange rate changes on cash and cash equivalents	419	8

Net increase (decrease) in cash and cash equivalents	784	(42,328)

Cash and cash equivalents at beginning of period	98,584	249,159

Cash and cash equivalents at end of period	$99,368	$206,831

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest, net of amounts capitalized	$28,077	$18,599
Net taxes paid	$11,496	$11,489
Supplemental disclosure of non-cash investing:
Accrued capital expenditures	$9,421	$6,358

See accompanying notes to the unaudited condensed consolidated financial statements.

5

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

Hostess Brands, Inc. is a Delaware corporation headquartered in Lenexa, Kansas. The condensed consolidated financial statements include the accounts of Hostess Brands, Inc. and its subsidiaries (collectively, the “Company”). The Company is a leading sweet snacks company focused on developing, manufacturing, marketing, selling and distributing snacks in North America primarily under the Hostess® and Voortman® brands. The Company produces a variety of new and classic treats, including iconic Hostess® Donettes®, Twinkies®, CupCakes, Ding Dongs® and Zingers®, as well as a variety of Voortman® branded cookies and wafers. The Hostess® brand dates back to 1919 when the Hostess® CupCake was introduced to the public, followed by Twinkies® in 1930.

Basis of Presentation

The Company’s operations are conducted through wholly-owned operating subsidiaries. The condensed consolidated financial statements included herein have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (“SEC”). The results of operations for any quarter or a partial fiscal year period are not necessarily indicative of the results to be expected for other periods or the full fiscal year. For the periods presented, the Company has one reportable segment.

Principles of Consolidation

All intercompany balances and transactions related to activity between Hostess Brands, Inc. and its wholly-owned subsidiaries have been eliminated in consolidation.

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and for the reported amounts of revenues and expenses during the reporting period.

Accounts Receivable

Accounts receivable represents amounts invoiced to customers for performance obligations which have been satisfied. As of June 30, 2023 and December 31, 2022, the Company’s accounts receivable were $181.7 million and $168.8 million, respectively, which have been reduced by an allowance for damages occurring during shipment, quality claims and doubtful accounts in the amount of $5.6 million and $5.8 million for the periods ended June 30, 2023 and December 31, 2022, respectively.

Inventories

Inventories are stated at the lower of cost or net-realizable value on a first-in first-out basis. Abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) are expensed in the period they are incurred.

6

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The components of inventories are as follows:

(In thousands)	June 30, 2023	December 31, 2022
Ingredients and packaging	$34,167	$35,410
Finished goods	29,340	26,133
Inventory in transit to customers	3,733	3,863

	$67,240	$65,406

Capitalized Interest

The Company capitalizes a portion of the interest on its term loan (see Note 4. Debt and Lease Obligations) related to certain property and equipment during its construction period. The capitalized interest is recorded as part of the asset to which it relates and depreciated over the asset’s estimated useful life. The Company capitalized interest of $1.9 million and $3.6 million during the three and six months ended June 30, 2023, respectively, compared to $0.2 million capitalized during each of the three and six months ended June 30, 2022. Capitalized interest is included in property and equipment, net on the condensed consolidated balance sheets.

Software Costs

Capitalized software is included in other assets on the condensed consolidated balance sheets in the amount of $21.6 million and $21.4 million, net of accumulated amortization of $25.4 million and $22.6 million as of June 30, 2023 and December 31, 2022, respectively. Capitalized software costs are amortized over their estimated useful life of up to five years commencing when such assets are ready for their intended use. Software amortization expense included in general and administrative expense on the condensed consolidated statements of operations was $1.4 million and $2.8 million for the three and six months ended June 30, 2023, respectively, compared to $1.0 million and $2.1 million for the three and six months ended June 30, 2022, respectively.

Disaggregation of Revenue

Net revenue consists of sales of packaged food products primarily within the Sweet Baked Goods (“SBG”) category in the United States, as well as in the Cookie category in the United States and Canada.

The following tables disaggregate revenue by geographical market and category.

	Three Months Ended June 30, 2023
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$317,539	$31,066	$348,605
Canada	—	3,755	3,755

	$317,539	$34,821	$352,360

7

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Three Months Ended June 30, 2022
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$303,437	$32,348	$335,785
Canada	—	4,687	4,687

	$303,437	$37,035	$340,472

	Six Months Ended June 30, 2023
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$625,969	$63,780	$689,749
Canada	—	8,014	8,014

	$625,969	$71,794	$697,763

	Six Months Ended June 30, 2022
(In thousands)	Sweet Baked Goods	Cookies	Total
United States	$599,809	$63,264	$663,073
Canada	—	9,450	9,450

	$599,809	$72,714	$672,523

Concentrations

The Company had one customer (together with its affiliates) that accounted for 20.4% and 19.4% of total net revenue for the three and six months ended June 30, 2023, respectively, compared to 20.1% and 20.4% for the three and six months ended June 30, 2022, respectively.

2. Property and Equipment

Property and equipment consists of the following:

(In thousands)	June 30, 2023	December 31, 2022
Land and buildings	$82,845	$81,405
Right of use assets, operating	32,170	32,170
Machinery and equipment	341,015	315,149
Construction in progress	146,482	118,679

	602,512	547,403
Less accumulated depreciation and amortization	(137,947)	(122,090)

	$464,565	$425,313

Depreciation expense was $7.4 million and $15.5 million for the three and six months ended June 30, 2023, respectively, and $7.7 million and $14.1 million for the three and six months ended June 30, 2022, respectively.

8

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. Accrued Expenses and Other Current Liabilities

Included in accrued expenses and other current liabilities are the following:

(In thousands)	June 30, 2023	December 31, 2022
Incentive compensation	$9,534	$29,045
Payroll, vacation and other compensation	6,282	6,195
Accrued interest	139	7,850
Interest rate swap and foreign currency contracts	—	423
Other	11,882	16,420

	$27,837	$59,933

4. Debt and Lease Obligations

On June 30, 2023 (the “Closing Date”), through Hostess Brands, LLC, a wholly-owned subsidiary, the Company entered into a senior secured first lien credit agreement (the “Credit Agreement”), which included a $985 million term loan (the “Term Loan”). The Term Loan bears interest, at the Company’s option, at a variable rate per annum equal to either (x) the Term Secured Overnight Financing Rate (“Term SOFR”) (as defined in the Credit Agreement) plus an applicable margin of 2.50% or (y) an alternative base rate (“ABR”) plus an applicable margin of 1.50%. The Credit Agreement is secured on a first priority basis on substantially all of the Company’s assets and is guaranteed by certain of its subsidiaries. It is prepayable without premium or penalty at any time, except for prepayment from the proceeds of a similar term loan within six months after the Closing Date, which requires a 1% premium. The principal shall be paid at 1% of the aggregate principal amount ($9.85 million) per year, with the balance due at maturity on June 30, 2030. The proceeds from the Term Loan were used to repay, in full the $983.2 million principal balance on the prior term loan and fund a portion of the loan fees.

The Term Loan consists of a syndicate of lenders which for accounting purposes are evaluated as individual lenders. For certain lenders, a portion of the refinancing was considered a modification of the prior term loan and related fees paid to third parties of $6.8 million were expensed as costs of the modification. The total loss on the modification and extinguishment of debt was $7.5 million, which includes $0.7 million of unamortized debt premium and issuance costs. Fees of $10.8 million associated with the new borrowings were capitalized. Of the total $985.0 million Term Loan, there was $336.7 million of cash proceeds attributed to new syndicate members or existing members increasing their positions. Of the total $983.2 million prior term loan, $334.9 million of cash payments were attributed to exiting syndicate members or members decreasing their positions.

A summary of the carrying value of the debt and lease obligations are as follows:

(In thousands)	June 30, 2023	December 31, 2022
Term loan (7.7% as of June 30, 2023)
2023 Term Loan principal	$985,000	$—
2020 Term Loan principal	—	983,221
Unamortized debt premium and issuance costs	(11,257)	(2,563)

	973,743	980,658
Lease obligations	20,846	22,348

Total debt and lease obligations	994,589	1,003,006
Less: Current portion of long term debt and lease obligations	(12,543)	(3,917)

Long-term portion	$982,046	$999,089

9

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

At June 30, 2023, minimum Term Loan repayments under the Credit Agreement are due as follows:

(In thousands)
2023	$4,925
2024	9,850
2025	9,850
2026	9,850
2027	9,850
Thereafter	940,675

Including the impact of the interest rate swap contracts, at June 30, 2023, the Company’s aggregate term loans had an effective interest rate of 5.0%.

Also included in the Credit Agreement is a $200 million revolving credit facility (the “Revolving Credit Facility”), which replaced the $100 million revolving credit facility previously outstanding. Interest on the Revolving Credit Facility accrues at Term SOFR plus 2.25% on the outstanding balance, with all principal due in June 2028. At June 30, 2023, there was no amount drawn on the Revolving Credit Facility. The Revolving Credit Facility contains certain restrictive financial covenants. As of June 30, 2023, the Company was in compliance with all such covenants.

Leases

The Company has entered into operating leases for certain properties that expire at various times through 2030. The Company determines if an arrangement is a lease at inception.

At June 30, 2023 and December 31, 2022, right of use assets related to operating leases are included in property and equipment, net on the condensed consolidated balance sheets (see Note 2. Property and Equipment). As of June 30, 2023 and December 31, 2022, the Company had no outstanding financing leases. Lease liabilities for operating leases are included in the current and non-current portions of long-term debt and lease obligations on the condensed consolidated balance sheets.

The table below shows the composition of lease expense:

	Three Months Ended		Six Months Ended
(In thousands)	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Operating lease expense	$1,593	$1,585	$3,256	$3,188
Short-term lease expense	611	461	1,116	834
Variable lease expense	387	391	789	773

	$2,591	$2,437	$5,161	$4,795

5. Derivative Instruments

Interest Rate Swap and Foreign Currency Contracts

The Company has entered into interest rate swap contracts with counterparties to reduce its exposure to changes in cash flows associated with its variable rate debt and has designated these derivatives as cash flow hedges. In June 2023, the Company amended these contracts to coincide with the origination of the Credit Agreement and to replace LIBOR as a reference rate with Term SOFR. The Company utilized an expedient under Accounting Standards Codification Topic 848, Reference Rate Reform, to conclude that these amendments should be accounted for as a continuation of the existing swap agreements, resulting in no impact on the Company’s financial statements.

10

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Under the amended interest rate swap contracts, the Company receives three-month Term SOFR subject to a 0.0% floor and pays a fixed rate ranging from 0.89% to 1.84%. Both the fixed and floating payment streams are based on a notional amount of $700 million, outstanding through August 2025. At June 30, 2023, the interest on the Company’s variable rate debt hedged by these contracts is effectively fixed at rates ranging from 3.39% to 4.34%, which includes the Term Loan margin of 2.50%.

To reduce the effect of fluctuations in Canadian dollar (“CAD”) denominated expenses relative to their U.S. dollar equivalents originating from its Canadian operations, the Company enters into CAD purchase contracts. The Company designated these contracts as cash flow hedges. As of June 30, 2023, the Company had no CAD purchase contracts outstanding.

A summary of the fair value of interest rate and foreign currency instruments is as follows:

(In thousands)		June 30, 2023	December 31, 2022
Asset derivatives	Location
Interest rate swap contracts (1)	Other assets, net	$46,115	$48,539

Liability derivatives	Location
Foreign currency contracts (2)	Accrued expenses	$—	$423

(1)

The fair values of interest rate swap contracts are measured on a recurring basis by netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on the expectation of future interest rates (forward curves) derived from observed market interest rate curves (Level 2).

(2)	The fair values of foreign currency contracts are measured at each reporting period by comparison to available market information on similar contracts (Level 2).

A summary of the gains and losses related to interest rate and foreign currency instruments on the condensed consolidated statements of operations is as follows:

		Three Months Ended		Six Months Ended
(In thousands)		June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
(Gain ) Loss on derivative contracts designated as cash flow hedges	Location
Interest rate swap contracts	Interest expense, net	$(5,629)	$823	$(10,301)	$1,885
Foreign currency contracts	Cost of goods sold	222	—	362	—

		$(5,407)	$823	$(9,939)	$1,885

6. Earnings per Share

Basic earnings per share is calculated by dividing net income for the period by the weighted average number of shares of Class A common stock outstanding for the period excluding non-vested share-based awards. In computing diluted earnings per share, basic earnings per share is adjusted for the assumed issuance of all applicable potentially dilutive share-based awards, including restricted stock unit (“RSUs”) awards, stock option awards and shares purchased under the Employee Stock Purchase Plan (“ESPP”).

11

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Below are basic and diluted net income per share:

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Numerator:
Net income (in thousands)	$32,486	$30,476	$70,775	$65,034

Denominator:
Weighted-average Class A shares outstanding - basic	133,076,763	137,909,156	133,298,117	138,255,803
Dilutive effect of RSUs	615,619	559,426	559,612	522,424
Dilutive effect of stock options and ESPP shares	519,389	489,660	513,305	485,076

Weighted-average shares outstanding - diluted	134,211,771	138,958,242	134,371,034	139,263,303

Net income per Class A share - basic	$0.24	$0.22	$0.53	$0.47

Net income per Class A share - diluted	$0.24	$0.22	$0.53	$0.47

7. Income Taxes

The Company is subject to U.S. federal, state and local income taxes as well as Canadian income tax on its controlled foreign subsidiary. The income tax provision is determined based on the estimated full year effective tax rate, adjusted for infrequent or unusual items, which are recognized on a discrete basis in the period they occur. The Company’s estimated annual effective tax rate is 27% prior to taking into account any discrete items.

8. Tax Receivable Agreement Obligations

The following table summarizes activity related to the tax receivable agreement for the six months ended June 30, 2023:

(In thousands)
Balance December 31, 2022	$135,692
Payments	(11,135)

Balance June 30, 2023	$124,557

12

HOSTESS BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

9. Commitments and Contingencies

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the minimum amount is accrued. As additional information becomes available, potential liabilities are reassessed and the estimates revised, if necessary. Any accrued liabilities are subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material effect on the Company’s financial condition and results of operations.

In December 2020, the Company asserted claims for indemnification against the sellers (the “Sellers”) under the terms of the Share Purchase Agreement pursuant to which the Company acquired Voortman (the “Agreement”). The claims were for damages arising out of alleged breaches by the Sellers of certain representations, warranties and covenants contained in the Agreement relating to periods prior to the closing of the acquisition. The Company also submitted claims relating to these alleged breaches under the representation and warranty insurance policy (“RWI”) it purchased in connection with the acquisition. In the third quarter of 2022, the RWI insurers paid the Company $42.5 million CAD (the RWI coverage limit) (the “Proceeds”) related to these breaches. Per agreement with the RWI insurers, under no circumstances will the Company be required to return the Proceeds.

On November 3, 2022, pursuant to the agreement with the RWI insurer, Voortman brought claims in the Ontario (Canada) Superior Court of Justice (the “Claim”), related to the breaches against certain of the Sellers. The Claim alleges the seller defendants made certain non-disclosures and misrepresentations to induce the Company to overpay for Voortman. The Company is seeking damages of $109 million CAD representing the amount of the aggregate liability of the Sellers for indemnification under the Agreement, $5.0 million CAD in punitive or aggravated damages, interest, proceedings fees and any other relief the presiding court deems appropriate. A portion of any recovery will be shared with the RWI insurers. Although the Company strongly believes that its Claim is meritorious, no assurance can be given as to whether the Company will recover all, or any part, of the amounts it is pursuing.

13

Exhibit 99.4

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The J. M. Smucker Company (“Smucker”) entered into an Agreement and Plan of Merger, dated as of September 10, 2023, by and among Smucker, Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), and SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Smucker (“SSF”), pursuant to which, and upon the terms and subject to the conditions set forth therein, Smucker commenced an exchange offer on October 10, 2023 to purchase all issued and outstanding shares of Class A common stock of Hostess Brands (the “offer”) and, promptly following completion of the offer, and upon the terms and subject to the conditions set forth therein, SSF will merge with and into Hostess Brands, with Hostess Brands surviving as a wholly owned subsidiary of Smucker (the “merger”). The following unaudited pro forma condensed combined financial information and notes thereto have been prepared by Smucker using the acquisition method of accounting and are based on the historical consolidated financial statements of Smucker and Hostess Brands, after giving effect to the offer and the merger and the consummation of Smucker’s currently contemplated financing transactions related to the offer and the merger. The acquisition method of accounting is based on Accounting Standards Codification (“ASC”) 805, Business Combinations, and uses the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. Under this method of accounting, the purchase price will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values at the closing date of the merger.

The allocation of the purchase price used in the unaudited pro forma condensed combined financial statements is based on preliminary estimates of the fair value of the assets acquired and liabilities assumed, and the related income tax impact of the acquisition accounting adjustments. The pro forma adjustments included herein, which include a preliminary evaluation of accounting policies for conformity, may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the acquisition is completed and after completion of a final analysis to determine the fair values of the tangible assets, identifiable intangible assets, and liabilities as of the acquisition date. Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented herein. Increases or decreases in the fair value of assets acquired and liabilities assumed may change the amount of the purchase price allocated to goodwill and other assets and liabilities. This may impact the Unaudited Pro Forma Condensed Combined Statements of Income due to an increase or decrease in the amount of amortization or depreciation of the adjusted assets, among other items.

ASC 805 requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, ASC 805 establishes that the consideration transferred, including equity consideration, be measured at the closing date of the merger at the then current market price; this particular requirement will likely result in a fair value of consideration transferred that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended April 30, 2023 combines Hostess Brands’ historical unaudited Condensed Consolidated Statement of Operations for the twelve months ended March 31, 2023, with Smucker’s audited historical Statement of Consolidated Income for the fiscal year ended April 30, 2023. Hostess Brands’ historical unaudited Condensed Consolidated Statement of Operations for the twelve months ended March 31, 2023, was derived from the audited historical Consolidated Statement of Operations for the year ended December 31, 2022, by removing the unaudited Condensed Consolidated Statement of Operations for the three months ended March 31, 2022, and adding the unaudited Condensed Consolidated Statement of Operations for the three months ended March 31, 2023. The Unaudited Pro Forma Condensed Combined Statement of Income for the three months ended July 31, 2023, combines Hostess Brands’ historical unaudited Condensed Consolidated Statement of Operations for the three months ended June 30, 2023, with Smucker’s unaudited historical Condensed Statement of Consolidated Income for the three months ended July 31, 2023. These statements reflect the offer and the merger and the contemplated financing transactions as if they had occurred on May 1, 2022.

The Unaudited Pro Forma Condensed Combined Balance Sheet combines the unaudited historical Condensed Consolidated Balance Sheet of Hostess Brands as of June 30, 2023, with Smucker’s unaudited historical Condensed Consolidated Balance Sheet as of July 31, 2023, to reflect the offer and the merger and the contemplated financing transactions as if they had occurred on July 31, 2023.

The historical consolidated financial information has been adjusted to give effect to pro forma adjustments that are:

•	directly attributable to the offer and the merger;

•	reclassifications made to conform Hostess Brands’ presentations to those of Smucker;

•	reflective of Smucker’s currently contemplated financing transactions related to the offer and the merger; and

•	factually supportable.

The unaudited pro forma condensed combined financial information should be read in conjunction with:

•	accompanying notes to the unaudited pro forma condensed combined financial information;

•

Smucker’s audited historical consolidated financial statements for the fiscal year ended April 30, 2023 in the Annual Report on Form 10-K of Smucker for the fiscal year ended April 30, 2023, and unaudited historical condensed

1

consolidated financial statements for the three months ended July 31, 2023 in the Form 10-Q of Smucker for the fiscal quarter ended July 31, 2023; and

•

Hostess Brands’ audited historical consolidated financial statements for the fiscal year ended December 31, 2022, attached as Exhibit 99.1 to the 8-K to which these unaudited pro forma condensed combined financial statements are attached, and unaudited historical condensed consolidated financial statements for the three months ended March 31, 2023 and the three and six months ended June 30, 2023, attached as Exhibits 99.3 and 99.4 to the 8-K to which these unaudited pro forma condensed combined financial statements are attached.

The unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only, and is not necessarily indicative of the operating results or financial position that would have occurred if the offer and the merger had been consummated on the dates indicated, nor are they necessarily indicative of any future operating results or financial position.

The offer and the merger have not been consummated as of the date of the preparation of the unaudited pro forma condensed combined financial information and there can be no assurances that the offer and the merger will be consummated. See “Risk Factors” in the Annual Report on Form 10-K of Smucker for the fiscal year ended April 30, 2023 for additional discussion of risk factors associated with the pro forma financial information.

Items Not Reflected in the Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information does not include any adjustments related to future restructuring or one-time charges; future initiatives related to potential profit improvements or potential cost savings, which may result from the offer and the merger; or the result of final valuations of tangible and intangible assets and liabilities, which will not be determined until after the consummation of the offer and the merger. Accordingly, no additional adjustments with respect to costs were required to be reflected in the Unaudited Pro Forma Condensed Combined Statements of Income. Smucker is currently developing plans to integrate the operations of Smucker and Hostess Brands, which may involve material costs. Smucker expects to incur approximately $150.0 million in one-time costs related to the transaction, of which approximately $125.0 million are expected to be cash charges. The one-time costs are anticipated to be incurred primarily over the next two years, with over half of the costs expected to be recognized in fiscal 2024. Smucker expects that its integration and cost savings initiatives, as well as other potential synergies, will result in anticipated profit improvements of approximately $100.0 million across cost of products sold and selling, distribution, and administrative expenses, which are expected to be achieved by the end of fiscal 2026. Integration teams will be formed to further develop and execute detailed implementation programs, the related costs of which have not been determined.

2

Unaudited Pro Forma Condensed Combined Balance Sheet

As of July 31, 2023 for Smucker

	Historical		Pro Forma
(Dollars in millions)	Smucker July 31, 2023	Hostess Brands June 30, 2023	Adjustments		Combined
ASSETS
Current Assets
Cash and cash equivalents	$241.1	$99.4	$(134.1)	(A)	$206.4
Trade receivables – net	592.4	181.7	—		774.1
Inventories	1,093.4	67.2	5.7	(B)	1,166.3
Investment in equity securities	459.8	—	—		459.8
Other current assets	110.1	18.1	17.2	(C)	145.4

Total Current Assets	2,496.8	366.4	(111.2)		2,752.0

Property, Plant, and Equipment – Net	2,289.6	467.7	34.0	(D)	2,791.3

Other Noncurrent Assets
Operating lease right-of-use assets	169.2	18.5	—		187.7
Goodwill	5,221.2	706.6	1,112.9	(E)	7,040.7
Other intangible assets – net	4,391.0	1,909.1	2,169.2	(F)	8,469.3
Other noncurrent assets	144.0	49.1	(46.1)	(A)	147.0

Total Other Noncurrent Assets	9,925.4	2,683.3	3,236.0		15,844.7

Total Assets	$14,711.8	$3,517.4	$3,158.8		$21,388.0

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,301.0	$87.5	$—		$1,388.5
Accrued trade marketing and merchandising	171.8	68.0	—		239.8
Current portion of long-term debt	—	8.1	(8.1)	(A)	—
Short-term borrowings	—	—	666.0	(A)	666.0
Current operating lease liabilities	35.9	4.4	—		40.3
Other current liabilities	438.5	35.2	186.6	(N)	660.3

Total Current Liabilities	1,947.2	203.2	844.5		2,994.9

Noncurrent Liabilities
Long-term debt	4,315.1	965.5	3,278.1	(A)	8,558.7
Deferred income taxes	1,130.8	361.9	555.2	(C)	2,047.9
Noncurrent operating lease liabilities	141.1	16.5	—		157.6
Other noncurrent liabilities	174.2	118.6	(117.2)	(N)	175.6

Total Noncurrent Liabilities	5,761.2	1,462.5	3,716.1		10,939.8

Total Shareholders’ Equity	7,003.4	1,851.7	(1,401.8)	(G)	7,453.3

Total Liabilities and Equity	$14,711.8	$3,517.4	$3,158.8		$21,388.0

3

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended April 30, 2023 for Smucker

	Historical		Pro Forma
(in millions, except per share data)	Smucker year ended April 30, 2023	Hostess Brands twelve months ended March 31, 2023	Reclassifications (H)	Adjustments		Combined
Net sales	$8,529.2	$1,371.5	$(0.5)	$—		$9,900.2
Cost of products sold	5,727.4	900.7	(18.8)	9.8	(B), (I)	6,619.1

Gross Profit	2,801.8	470.8	18.3	(9.8)		3,281.1
Selling, distribution, and administrative expenses	1,455.0	224.1	18.8	—		1,697.9
Amortization	206.9	23.5	—	125.2	(J)	355.6
Other special project costs	4.7	—	—	—	(O)	4.7
Loss (gain) on divestitures – net	1,018.5	—	—	—	(O)	1,018.5
Other operating expense (income) – net	(40.8)	(0.9)	(0.5)	—		(42.2)

Operating Income	157.5	224.1	—	(135.0)		246.6
Interest expense – net	(152.0)	(41.5)	—	(245.6)	(K)	(439.1)
Other income (expense) – net	(14.7)	32.2	—	—	(O)	17.5

Income (Loss) Before Income Taxes	(9.2)	214.8	—	(380.6)		(175.0)
Income tax expense	82.1	46.9	—	(95.2)	(L), (O)	33.8

Net Income (Loss)	$(91.3)	$167.9	$—	$(285.4)		$(208.8)

Earnings per common share:
Net Income (Loss)	$(0.86)					$(1.89)
Net Income (Loss) – Assuming Dilution	$(0.86)					$(1.89)

Weighted average shares outstanding	106.2			4.0	(M)	110.2
Weighted average shares outstanding – assuming dilution	106.2			4.0	(M)	110.2

4

Unaudited Pro Forma Condensed Combined Statement of Income

For the Three Months Ended July 31, 2023 for Smucker

	Historical		Pro Forma
(in millions, except per share data)	Smucker three months ended July 31, 2023	Hostess Brands three months ended June 30, 2023	Reclassifications (H)	Adjustments		Combined
Net sales	$1,805.2	$352.4	$(0.1)	$—		$2,157.5
Cost of products sold	1,150.4	226.4	(5.1)	1.0	(I)	1,372.7

Gross Profit	654.8	126.0	5.0	(1.0)		784.8
Selling, distribution, and administrative expenses	313.6	58.4	5.1	—		377.1
Amortization	39.8	5.9	—	31.3	(J)	77.0
Other operating expense (income) – net	(2.1)	—	(0.1)	—		(2.2)

Operating Income	303.5	61.7	—	(32.3)		332.9
Interest expense – net	(32.1)	(10.3)	—	(61.3)	(K)	(103.7)
Other income (expense) – net	(33.0)	(7.5)	—	—	(O)	(40.5)

Income Before Income Taxes	238.4	43.9	—	(93.6)		188.7
Income tax expense	54.8	11.4	—	(23.4)	(L)	42.8

Net Income	$183.6	$32.5	$—	$(70.2)		$145.9

Earnings per common share:
Net Income	$1.79					$1.37
Net Income – Assuming Dilution	$1.79					$1.37

Weighted average shares outstanding	102.4			4.0	(M)	106.4
Weighted average shares outstanding – assuming dilution	102.8			4.0	(M)	106.8

5

THE J. M. SMUCKER COMPANY

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(Dollars in millions, except per share data)

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma condensed combined financial information related to the offer and the merger and the contemplated financing transactions is included for the fiscal year ended April 30, 2023 and as of and for the three months ended July 31, 2023. At the effective time of the merger, Hostess Brands will be a direct wholly owned subsidiary of Smucker.

The transaction is being accounted for under the acquisition method of accounting, and accordingly, the purchase price will be allocated to the assets acquired and the liabilities assumed based upon their respective fair values on the date the merger is expected to be completed. The estimated total purchase price to be paid in the offer and the merger assumes an exchange offer of all outstanding shares of Hostess Brands common stock at a price of $34.25 per share based on the September 8, 2023 share price of Smucker common shares, consisting of $30.00 in cash and .03002 Smucker common shares to be exchanged for each share of Hostess Brands common stock. The following purchase price is estimated based upon the outstanding Hostess Brands shares and closing stock price of Smucker’s common shares on September 29, 2023:

Estimated total value of Smucker common shares to be issued (G)	$490.2
Assumed debt from Hostess Brands	985.0
Assumed debt-like item (N)	59.4
Estimated cash consideration to be paid, net of cash acquired	3,985.8

Total estimated purchase price	$5,520.4

The final purchase price will reflect the actual amount and value of Smucker common shares issued and cash consideration paid based on the Hostess Brands shares outstanding and the value of Smucker common shares on the closing date of the merger. A change in the number of Hostess Brands shares outstanding and the value of Smucker common shares would impact the amount and value of the shares issued and cash consideration paid, which would impact the allocation of goodwill and other intangible assets resulting from the offer and the merger. The total value of Smucker common shares to be issued could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the price of Smucker common shares up to the close date of the merger. A hypothetical change of 10% on the Smucker common shares from September 29, 2023, would impact the estimated purchase price as of the closing date of the merger by approximately $50.0.

Under the purchase method of accounting, the total estimated purchase price as shown in the table above is allocated to Hostess Brands’ net tangible and intangible assets and liabilities based on their estimated fair values as of the date of consummation of the merger. The pro forma adjustments included herein have been derived from the preliminary allocation of the total estimated purchase price and may be revised as additional information becomes available and as additional analyses are performed. The final allocation of the purchase price will be determined after the offer and the merger are completed and after completion of a final analysis to determine the fair values of Hostess Brands’ tangible assets, identifiable intangible assets, and liabilities as of the date of consummation of the merger. Accordingly, the final purchase accounting adjustments may be materially different from the pro forma adjustments presented in this document. Increases or decreases in the fair value of the net assets may change the amount of the purchase price allocated to goodwill and other assets and liabilities. This may impact the Unaudited Pro Forma Condensed Combined Statements of Income due to an increase or decrease in the amount of amortization or depreciation of the adjusted assets, among other items.

The preliminary purchase price is allocated as follows:

Tangible assets, net of cash acquired	$842.0
Identifiable indefinite-lived intangible assets	1,105.4
Identifiable finite-lived intangible assets	2,972.9
Goodwill	1,819.5
Liabilities assumed	(1,219.4)

Total preliminary purchase price allocation	$5,520.4

Certain amounts in the historical financial statements of Hostess Brands have been reclassified to conform with Smucker’s historical financial presentation or to conform with Smucker’s accounting policies. The unaudited pro forma condensed combined financial information presented in this document does not necessarily indicate the results of operations or the combined financial position that would have resulted had the offer and the merger been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

6

Note 2—Pro Forma Adjustments

The pro forma and reclassification adjustments included in the unaudited pro forma condensed combined financial information are as follows:

(A)	Cash and debt have been adjusted to reflect anticipated financing activities.

Debt:
New commercial paper	$666.0
New bank term loan	800.0
New bank term loan – debt issuance costs	(1.0)
New long-term bonds	3,500.0
New long-term bonds – discount	(22.8)
New long-term bonds – debt issuance costs	(32.6)
Pay off existing Hostess Brands’ debt	(985.0)
Non-cash adjustment for Hostess Brands’ deferred financing fees and issuance costs	11.4

Net change in total debt	3,936.0
Less:
Current portion of Hostess Brands’ extinguished debt	8.1
Short-term borrowings – new commercial paper	(666.0)

Net change in current portion of long-term debt and short-term borrowings	(657.9)

Net change in long-term debt	$3,278.1

Cash:
Net change in total debt	$3,936.0
Non-cash adjustment for Hostess Brands’ deferred financing fees and issuance costs	(11.4)

Cash received from net change in debt	3,924.6
Less:
Cash consideration paid, including adjustment for Hostess Brands’ cash	(4,085.2)
Hostess Brands’ accrued and unpaid interest	(0.1)
Cash settlement of Hostess Brands’ interest rate swap	46.1
Other debt related costs (G)	(19.5)

Net change in cash due to financing activities	$(134.1)

(B)

Historical inventory of Hostess Brands has been adjusted to reflect estimated fair values. The calculation of fair value is preliminary and subject to change. The fair value was determined based on the estimated selling price of the inventory, less an estimate for remaining manufacturing and selling costs and a normal profit margin on those manufacturing and selling efforts. The Unaudited Pro Forma Condense Combined Statement of Income for the year ended April 30, 2023, has also been adjusted to increase cost of products sold by the same amount as the inventory fair value adjustment, as this inventory is expected to be sold within one year of the acquisition date.

(C)

Differences in the financial reporting and tax reporting treatment of assets acquired and liabilities assumed in the purchase transaction result in a deferred income tax adjustment. Smucker’s preliminary estimate of the deferred tax adjustment resulting from the purchase accounting adjustments was calculated at a tax rate of 25 percent, representing Smucker’s best estimate of the blended statutory rate related to Hostess Brands’ operations for all jurisdictions after combining with Smucker. The adjustments also include the tax related impact of the anticipated financing activities, as referenced in (A) and (G).

(D)

Net book value of property, plant, and equipment of Hostess Brands has been adjusted to estimated fair value based on a preliminary assessment of the acquired assets. For purposes of determining the impact on the Unaudited Pro Forma Condensed Combined Statements of Income, the estimated fair value adjustment is being depreciated over an estimated weighted-average useful life of approximately 7 years for personal property and 20 years for real property, as discussed in (I).

7

(E)

Goodwill, representing the excess of the purchase price paid over Smucker’s preliminary estimates of the fair value of the assets acquired and liabilities assumed, has been recorded; historical goodwill of Hostess Brands has been eliminated in recording the offer and the merger; and differences in the financial reporting and tax reporting treatment of assets acquired and liabilities assumed in the purchase transaction resulted in a deferred income tax adjustment. Smucker’s preliminary estimate of the deferred tax adjustment resulting from the purchase accounting adjustments was calculated at a rate of 25 percent, representing Smucker’s best estimate of the blended statutory rate related to Hostess Brands’ operations for all jurisdictions after combining with Smucker.

(F)

Intangible assets related to Hostess Brands have been recorded based on Smucker’s preliminary estimate of fair value determined based upon the present value of the estimated future cash flows projected by management, and historical intangibles of Hostess Brands have been eliminated in recording the offer and the merger.

Indefinite-lived intangible assets of approximately $1,105.4 are brand-related trade names principally associated with the Hostess® and Voortman® brands. Smucker preliminarily assigned an indefinite life to these intangible assets as these brand-related intangible assets have no legal, regulatory, or contractual provisions that may limit their maximum useful lives, and Smucker expects that they will directly or indirectly contribute to cash flows of Smucker for an indefinite period. Key factors included in Smucker’s determination were the brands’ strong history, significant presence in the sweet baked goods category, the current and anticipated competitive environment, and the anticipated future operating plans for the brands under Smucker ownership.

Finite-lived intangible assets of approximately $2,972.9 are primarily customer relationship assets. For purposes of determining the impact on the Unaudited Pro Forma Condensed Combined Statements of Income, the finite-lived intangible assets are being amortized over an estimated weighted-average useful life of approximately 20 years, as discussed in (J). Smucker’s preliminary assessment of the weighted-average useful life is based on historical attrition experience of similar assets.

(G)	The adjustment to total equity reflects adjustments to Smucker common shares and additional capital, retained earnings, and the elimination of Hostess Brands’ historical equity as described below.

Smucker common shares and additional capital were increased by a total of $490.2 to reflect the impact of issuing approximately 4.0 million Smucker common shares at an estimated price of $122.91 per share, the closing price on September 29, 2023, in exchange for each outstanding Hostess Brands share. Shares issued are based on the outstanding Hostess Brands shares, at a price of $4.25 per share, representing .03002 of a share of Smucker common shares based on the closing price of Smucker common shares on September 8, 2023. The actual amount and value of Smucker common shares issued will be based on the Hostess Brands’ shares outstanding and the value of Smucker common shares on the closing date of the merger. A change in the Hostess Brands’ shares outstanding and the value of Smucker common shares would impact the amount and value of the shares issued and cash consideration paid, which would impact the allocation of goodwill and other intangible assets resulting from the offer and the merger.

Historical equity accounts of Hostess Brands, consisting of additional capital, accumulated other comprehensive income, and retained earnings, have been eliminated in recording the offer and the merger.

Retained earnings includes the following adjustments, which are not included in the Unaudited Pro Forma Condensed Combined Statements of Income as these charges are nonrecurring.

Estimated total value of Smucker’s common shares to be issued	$490.2
Write-off of Hostess Brands’ equity	(1,851.7)
Other debt related costs (A)	(19.5)
Compensation cost related to equity awards (N)	(38.0)
Tax benefit of offer and merger related items	17.2

Net change in total equity	$(1,401.8)

8

(H)

Reclassifications have been made to Hostess Brands’ audited historical consolidated financial statements as of and for the fiscal year ended December 31, 2022, and unaudited historical condensed consolidated financial statements for the three months ended June 30, 2023, to conform the presentation to Smucker’s accounting policies for:

a.	distribution expenses included in cost of products sold by Hostess Brands but included in selling, distribution, and administrative (“SD&A”) expenses by Smucker;

b.	certain advertising expenses included in SD&A expenses by Hostess Brands but included in cost of products sold by Smucker; and

c.	royalty income included in net sales by Hostess Brands but included in other operating expense (income) – net by Smucker.

(I)

Depreciation expense related to personal property will increase as a result of the preliminary adjustment to record Hostess Brands’ personal property at estimated fair values. For purposes of determining the impact on the Unaudited Pro Forma Condensed Combined Statements of Income, the fair value adjustment related to personal property is being depreciated using a straight-line method over an estimated weighted-average useful life of approximately 7 years. Depreciation expense related to real property will increase as a result of the preliminary adjustment to record Hostess Brands’ real property at estimated fair values. For purposes of determining the impact on the Unaudited Pro Forma Condensed Combined Statements of Income, the fair value adjustment related to real property is being depreciated using a straight-line method over an estimated weighted-average useful life of 20 years. The net adjustment for personal and real property is an increase in depreciation expense.

(J)

Amortization expense will increase as a result of the preliminary adjustment to record identifiable finite-lived intangible assets of Hostess Brands, as discussed in (F). For purposes of determining the impact on the Unaudited Pro Forma Condensed Combined Statements of Income, the finite-lived intangible assets are being amortized using a straight-line method over an estimated weighted-average useful life of approximately 20 years.

(K)

Interest expense, including the amortization of capitalized debt issuance costs, will increase as a result of the expected financing transactions described in (A). The terms of the financing arrangements are not complete at this time. For purposes of determining the impact on the Unaudited Pro Forma Condensed Combined Statements of Income, historical interest expense related to extinguished debt was eliminated and interest expense was estimated for new borrowings based on the anticipated borrowing rates applicable to the expected financing transactions, including a weighted-average borrowing rate of 6.29 percent on long-term debt. An assumed interest rate increase of 100 basis points related to the new borrowings would increase annual interest expense by approximately $45.1 and reduce net income per share by approximately $0.31.

	Year ended April 30, 2023	Three months ended July 31, 2023
Elimination of Hostess Brands’ historical interest expense	$41.5	$10.3
Interest expense, including amortization of debt issuance costs, related to new borrowings	(287.1)	(71.6)

Net change in interest expense	$(245.6)	$(61.3)

As a result of the divestiture of certain pet food brands during fiscal 2023, Smucker owns 5.4 million shares of Post Holdings, Inc. (“Post”) common stock. During the first quarter of fiscal 2024, Smucker entered into an equity forward derivative agreement to facilitate the forward sale of Post common stock. All 5.4 million common shares of Post common stock are hedged and will settle for $466.3 during the third quarter of fiscal 2024. The proceeds will be used to immediately pay down a portion of the new commercial paper, as discussed in (A), significantly reducing the interest expense impact associated with the commercial paper. Based on the timing of the expected proceeds and the closing of the merger, the interest expense adjustment within the Unaudited Pro Forma Condensed Combined Statements of Income reflects only a week of interest expense for the year ended April 30, 2023, and no interest expense for the three months ended July 31, 2023, related to the portion of commercial paper to be repaid.

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(L)

Estimated income tax expense related to the pro forma adjustments is calculated based on a tax rate of 25 percent. This represents Smucker’s best estimate of the blended statutory rate related to Hostess Brands’ operations for all jurisdictions- after combining with Smucker.

(M)

Pro forma per share data is based on the weighted-average shares outstanding of Smucker common shares for the period presented and assumes the issuance of approximately 4.0 million Smucker common shares at the closing of the merger. Smucker’s historical earnings per share is computed based on the allocation of Smucker’s net income to common shareholders divided by the weighted-average common shares outstanding under both the two-class method and treasury method to conclude on the most dilutive method. As a result, the two-class method was utilized for the year ended April 30, 2023, and the treasury method was utilized for the three months ended July 31, 2023. For purposes of these pro forma financial statements, the allocation of net income is not presented.

(N)

Other current liabilities has been adjusted by $97.4 to reflect the estimated liability associated with Smucker’s payment of Hostess Brands’ employee equity awards, which will be paid in cash following the completion of the merger, of which $59.4 is recognized as consideration transferred and $38.0 is considered compensation cost for Smucker. In addition, the historical obligation assumed by Smucker related to the tax receivable agreement of Hostess Brands has been decreased by $39.4 to reflect the estimated fair value, and has been classified as other current liabilities. The obligation associated with the tax receivable agreement will be paid in cash by Smucker following the completion of the merger. The change in other current liabilities also includes adjustments for accrued and unpaid interest and accrued income taxes related to adjustments described herein. Other noncurrent liabilities has been reduced by $117.2 to reflect the adjustments described above pertaining to the historical tax receivable agreement of Hostess Brands.

(O)	Certain items included in the historical results of Smucker and Hostess Brands are considered unusual and infrequently occurring, and do not reflect ongoing operating results, as summarized below.

a.	Smucker’s results for the year ended April 30, 2023, include a net loss on divestitures of $1,018.5, primarily reflecting the pre-tax loss on the sale of certain pet food brands to Post.

b.	Smucker’s results for the year ended April 30, 2023, include other special project costs of $11.1, related to approved restructuring activities, of which $6.4 was recognized in cost of products sold.

c.

Smucker’s results for the year ended April 30, 2023 and three months ended July 31, 2023, include a $3.8 and $27.4 unrealized pre-tax loss on investment, respectively, in other income (expense) – net related to the change in fair value of the investment in Post common stock and the related equity forward contract.

d.	Smucker’s results for the year ended April 30, 2023, include an unfavorable permanent income tax expense impact associated with the sale of certain pet food brands to Post.

e.

Hostess Brands’ results for the twelve months ended March 31, 2023, include a $33.0 gain in other income (expense) – net related to the receipt of insurance proceeds under a representation and warranty insurance policy purchased in connection with the Voortman acquisition.

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